SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2021 to September 30, 2021)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)(1)
Corporate bonds	February 2019	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
April 2019
November 2019
	February 2020	A+
June 2020
May 2021
	February 2019	AA-
June 2019
October 2019
	February 2020	A+	Korea Investors Service, Inc. (AAA ~ D)
June 2020
March 2021
August 2021
	April 2019	AA-	Korea Ratings Corporation (AAA ~ D)
November 2019
	February 2020	A+
May 2020
April 2021
September 2021

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range) (2)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2021)

There were no changes to our issued capital stock during the reporting period ended September 30, 2021.

(2)	Convertible bonds (as of September 30, 2021)

Description	Issue Date	Maturity Date	Issue Amount (in Won)	Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion			Outstanding Bonds			Notes
						Conversion Ratio	Conversion Price		Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000	—	—	100%	~~W~~	19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

D.	Voting rights (as of September 30, 2021)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2021 Q1~Q3	2020	2019
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		1,010,580	(89,342)	(2,829,705)
Earnings (loss) per share (Won)(2)		2,824	(250)	(7,908)

Total cash dividend amount for the period (million Won)		—	—	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	—	—
Cash dividend yield (%)(4)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends (*)		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.65(**)

*	No dividends were paid during the last three fiscal years, and no interim dividends were paid during the current fiscal year.
**	Arithmetic average of actual dividends paid in fiscal years 2016 and 2017 over the most recent five fiscal year period.

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2021 at the annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Deletion of Article 27 (Election of Directors), Paragraph 2	To reflect the applicable provision of the amended Commercial Act that provides for a less stringent voting requirement for shareholder approval in the case of the adoption of electronic voting for the appointment of an audit committee member (including a director who will serve as an audit committee member).
Addition of new Paragraph 3 of Article 36-2 (Composition of Audit Committee) and re-numbering of previous Paragraphs 3 and 4 to Paragraphs 4 and 5, respectively	To reflect the applicable provision of the Commercial Act regarding a separate shareholder approval process for an audit committee member.
Deletion of Article 42-2 (Redemption of Shares)	To reflect the applicable provisions of the amended Commercial Act and the amended Financial Investment Services and Capital Markets Act, which permit a stock corporation to retire its own shares within the limit of its distributable income pursuant to a resolution of the board of directors without needing to have a basis to do so under its articles of incorporation..

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 34%, 41% and 25% of our total sales, respectively, in the first three quarters of 2021. Our customers primarily consist of global set makers, and our top ten customers comprised 85% of our total sales revenue in the first three quarters of 2021. As a company focused on exports, our overseas sales accounted for approximately 98% of our total sales in the first three quarters of 2021. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our production capacity is approximately 6.9 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around mid-~~W~~2 trillion in 2020, and we plan to make investments within the mid-~~W~~3 trillion range in 2021. The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of major raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 7% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are currently the only company to mass-produce OLED panels for television and plastic OLED panels for automobiles using differentiated technology. Moreover, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2021 Q1~Q3	2020	2019
Sales Revenue	21,072	24,230	23,476
Gross Profit	3,989	2,643	1,868
Operating Profit (loss)	1,753	(29)	(1,359)

Total Assets	37,606	35,072	35,575

Total Liabilities	22,995	22,335	23,086

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Demand for display panels for traditional IT products such as notebooks and desktop monitors has shown a strong growth due to changes in lifestyle including increased instances of working from home and online classes as a result of the COVID-19 pandemic, and demand for high-end products has also sustained.

•

Demand for smartphone and automotive display panels has fluctuated due to weakened conditions in the end-product market in light of the COVID-19 pandemic. However, further growth is expected with the release of new products using plastic OLED panels and those that offer changes in form factors or new customer experiences such as foldable smartphones.

•

The market for television display panels has shown a steady growth, largely from developed countries, and has rapidly become focused on larger-sized panels reflecting increased consumer needs for larger screens.

•	We also anticipate a gradual growth in the market for high value-added product segments such as display panels for industrial uses.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business by continuing to introduce differentiated products and obtaining additional production capacity for 8.5th and 10.5th generation OLED display panels. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we have commenced mass production of 6th generation plastic OLED smartphones. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business, including automotive display panels.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid active investments in new fabrication facilities led by Chinese panel manufacturers and their expanding level of dominance in the sector. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2021 Q1~Q3	2020	2019
Panels for Televisions(1)(2)	20.3%	21.6%	28.1%
Panels for IT Products(1)	19.2%	21.2%	24.8%

Total(1)	19.4%	21.4%	27.2%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2021 Q1~Q3 are based on OMDIA’s estimates, as actual results have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be cost competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to introduce differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable” and “Rollable” and “Transparent” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2021 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	7,077	33.6%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	8,738	41.5%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	5,257	24.9%

Total					21,072	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the third quarter of 2021 increased by approximately 7% compared to the second quarter of 2021 due to increased shipments of panels for mobile devices resulting from seasonal factors. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2021 Q3	750
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	2,042	20.1%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,617	15.9%	LG Chem, etc.
		BLU		1,239	12.2%	Heesung Electronics LTD., etc.
		Glass		701	6.9%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		1,138	11.2%	LX Semicon, etc.
		Others		3,447	33.8%	—

Total				10,184	100.0%

- Period: January 1, 2021 ~ September 30, 2021.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 82.9% in the third quarter of 2021 compared to the third quarter of 2020 and is expected to continue to increase due to an increase in demand as a result of efforts to recover from the economic downturn following the COVID-19 pandemic, a reduction in the supply of coal and issues surrounding the supply and demand of electricity due to the Korean government’s CO2 reduction policy.

•

The average price of polymethyl methacrylate increased by 17.9% in the third quarter of 2021 compared to the third quarter of 2020 due to a continued increase in demand and unstable supply. Due to the increase in demand as a result of the global economic recovery in light of the rising international crude oil prices and shipping costs following the COVID-19 pandemic, the market price is expected to continue to increase.

•

The average price of copper, the main raw material for PCB components, increased by 43.6% in the third quarter of 2021 compared to the third quarter of 2020 due to increased industrial activities as a result of the global economic recovery and expansion of the electric vehicle market. However, the market price is expected to become slightly weaker but remain stable given the possibility of an economic slowdown resulting from restrictions on electricity use in China due to the shortage thereof as well as the default risk of China’s Evergrande Group.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2021 Q1~Q3(1)	2020(2)	2019(2)
Display	Display panel	Gumi, Paju, Guangzhou	6,860	8,589	9,408

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 9 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2021 Q1~Q3(1)	2020(1)	2019(1)
Display	Display panel	Gumi, Paju, Guangzhou	6,156	6,815	8,373

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2021 Q1~Q3	Actual working hours in 2021 Q1~Q3	Average utilization ratio
Gumi	6,552(1) (24 hours x 273 days)	6,552(1) (24 hours x approximately 273 days)(2)	100.0%
Paju	6,552(1) (24 hours x 273 days)	6,552(1) (24 hours x approximately 273 days)(2)	100.0%
Guangzhou	6,552(1) (24 hours x 273 days)	6,552(1) (24 hours x 273 days)(2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2020, our total capital expenditures on a cash out basis was around mid-~~W~~2 trillion. In 2021, we expect to make investments within our EBITDA and estimate that our total capital expenditures will be in the mid-~~W~~3 trillion range.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2021 Q1~Q3	2020	2019
Display			Overseas(1)	20,568	23,287	22,180
	Products	Display panel	Korea(1)	463	899	1,255
			Total	21,031	24,186	23,435
	Royalty	LCD, OLED technology patent	Overseas(1)	11	14	14
			Korea(1)	0	0	0
			Total	11	14	14
	Others	Raw materials, components, etc.	Overseas(1)	20	24	17
			Korea(1)	10	7	10
			Total	30	30	26
	Total		Overseas(1)	20,599	23,324	22,211
			Korea(1)	473	906	1,265
			Total	21,072	24,230	23,476

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of September 30, 2021, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.5%
	Headquarters	6.5%
Overseas sales portion (overseas sales / total sales)		97.8%
Korea	Overseas subsidiaries	5.0%
	Headquarters	95.0%
Korea sales portion (Korea sales / total sales)		2.2%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•	As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (Wallpaper, Cinematic Sound, Rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of the first three quarters of 2020 and 2021, and our sales revenue derived from our top ten customers comprised 84% of our total sales revenue in the first three quarters of 2020 and 85% in the first three quarters of 2021.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, we have entered into a forward currency contract with a short U.S. dollar position in order to hedge the risk of fluctuations in future cash flows resulting from exchange rate fluctuations in expected export transactions. In the valuation gains and losses of derivative contracts to which we apply cash flow hedge accounting, there is no ineffective portion, and the valuation loss of the effective portion was Won 10,331 million (contracted amount: $600 million, contracted exchange rate: Won 1,160.0 ~ 1,187.3), which is reflected as part of our accumulated other comprehensive income. In addition, in relation to cash flow hedging, the maximum expected period of exposure to cash flow fluctuation risk due to the expected transaction to be hedged is six months from the end of this reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,125 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~240 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~170 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~3 billion with respect to our interest rate derivative instruments held during the reporting period.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items		2021 Q1~Q3	2020	2019
R&D Expenditures (prior to deducting governmental subsidies)		1,516,963	1,740,083	1,776,879
Governmental Subsidies		(419)	(1,524)	(590)

Net R&D-Related Expenditures		1,516,544	1,738,559	1,776,289

Accounting Treatment(1)	R&D Expenses	1,313,776	1,454,072	1,338,344
	Development Cost (Intangible Assets)	202,768	284,487	437,945

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		7.2%	7.2%	7.6%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

10.	Intellectual Property

As of September 30, 2021, our cumulative patent portfolio (including patents that have already expired) included 22,647 patents in Korea and 29,874 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

In accordance with the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2020 to the Korean government in March 2021 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2020	2019	2018
Greenhouse gases	4,748	5,885	6,696
Energy	56,668	62,776	64,296

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 75.6%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2020, we reduced our carbon dioxide greenhouse gas emission levels by 1.44 million tons, which was 0.47 million tons more than our initial target of 0.97 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

In order to establish an effective environmental and energy management system, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing and Guangzhou.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities from 2018 to 2020. In addition, our continued efforts to reduce greenhouse gas emissions have been recognized from 2017 to 2020 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 18, 2019	Goyang Branch of Uijeongbu District Court	Court	Company and one employee (On-site Safety Manager, Incumbent, 9 years of service)	- Safety incident on January 9, 2018 - Paragraphs 1, 2, 3, 67, and 71 of Article 23 of the Industrial Safety and Health Act	Fine of ~~W~~6 million	- Paid fine - Strengthened safety management standards and training for employees
January 25, 2019	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)		Fine of ~~W~~2 million
June 12, 2019	Government of Gyeong-gi Province	Administrative Agency	Company	- Deficiencies in self-measurements of emissions for reserve facilities - Article 39 of the Air Quality Management Act	Fine of ~~W~~1.6 million	- Paid fine - Established a monthly self-measurement plan for reserve facilities to prevent recurrence
May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on April 17, 2020 - Article 13-1 of the Chemical Control Act	Warning	- Strengthened safety management standards and training
May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on May 14, 2020 - Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	- Paid fine - Strengthened safety management standards and training
May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	- Failure to conduct safety training on hazardous chemicals - Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	- Paid fine - Conducted safety training and established a working process that complies with the safety regulations
June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on May 14, 2020 - Article 13-2 of the Chemical Control Act	Improvement Order	- Submitted a report of compliance with the improvement order - Strengthened safety management standards and training

November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)

-  Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

-  Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~6 million	- Paid fine - Strengthened safety management standards and training for employees to prevent recurrence
January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company and two employees (Former Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and Former Working level staff (Incumbent, 21 years of service))	- Safety incidents on April 17, 2020 and May 14, 2020 - Article 59-1 of the Chemical Control Act	Fine of ~~W~~9 million	- Paid fine - Strengthened safety management standards and training
April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Violation of safety information material posting and education requirements - Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	- Paid fine - Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021
April 28, 2021	Paju Fire Station	Administrative Agency	Company	- Failure to preserve regular inspection records of firefighting facilities inspection - Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

-  Paid fine

-  Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2019, in connection with the occurrence of a safety accident, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	13,046,542	11,099,470	10,248,315
Quick assets	9,466,216	8,928,814	8,197,160
Inventories	3,580,326	2,170,656	2,051,155
Non-current assets	24,559,641	23,972,053	25,326,248
Investments in equity accounted investees	121,914	114,551	109,611
Property, plant and equipment, net	20,317,961	20,147,051	22,087,645
Intangible assets	1,544,470	1,020,088	873,448
Other non-current assets	2,575,296	2,690,363	2,255,544
Total assets	37,606,183	35,071,523	35,574,563
Current liabilities	13,666,407	11,006,948	10,984,976
Non-current liabilities	9,328,139	11,327,636	12,101,306
Total liabilities	22,994,546	22,334,584	23,086,282
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,526,710	7,524,297	7,503,312
Other equity	430,570	(163,446)	(203,021)
Non-controlling interest	1,614,165	1,335,896	1,147,798

Total equity	14,611,637	12,736,939	12,488,281

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	21,071,527	24,230,124	23,475,567
Operating profit (loss)	1,752,989	(29,117)	(1,359,382)
Profit (loss) from continuing operations	1,153,115	(70,636)	(2,872,078)
Profit (loss) for the period	1,153,115	(70,636)	(2,872,078)
Profit (loss) attributable to:
Owners of the Company	1,010,580	(89,342)	(2,829,705)
Non-controlling interest	142,535	18,706	(42,373)
Basic earnings (loss) per share	2,824	(250)	(7,908)
Diluted earnings (loss) per share	2,442	(250)	(7,908)
Number of consolidated entities	22	22	23

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Current assets	8,355,142	6,948,054	7,081,228
Quick assets	6,003,462	5,529,932	5,554,929
Inventories	2,351,680	1,418,122	1,526,299
Non-current assets	20,250,386	19,757,148	20,301,452
Investments	4,956,693	4,784,828	4,958,308
Property, plant and equipment, net	11,587,582	11,736,673	12,764,175
Intangible assets	1,366,048	887,431	708,047
Other non-current assets	2,340,063	2,348,216	1,870,922
Total assets	28,605,528	26,705,202	27,382,680
Current liabilities	12,882,565	10,180,660	9,140,483
Non-current liabilities	5,058,157	6,261,307	7,576,104
Total liabilities	17,940,722	16,441,967	16,716,587
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,634,945	6,223,043	6,625,901
Other equity	(10,331)	0	0
Total equity	10,664,806	10,263,235	10,666,093

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	20,221,202	22,799,273	21,658,329
Operating profit (loss)	619,948	(812,979)	(1,784,245)
Profit (loss) from continuing operations	419,986	(513,262)	(2,639,893)
Profit (loss) for the period	419,986	(513,262)	(2,639,893)
Basic earnings (loss) per share	1,174	(1,434)	(7,378)
Diluted earnings (loss) per share	961	(1,434)	(7,378)

C.	Consolidated subsidiaries (as of September 30, 2021)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~33,965 million in LG Display Fund I LLC.

D.	Status of equity investments (as of September 30, 2021)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.	CNY 8,232	December 2012	70%
Unified Innovative Technology, LLC	USD 9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC (1)	USD 41	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%
MMT (Money Market Trust)	—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~33,965 million in LG Display Fund I LLC.
(2)	As of September 30, 2021, we have invested ~~W~~149,200 million in MMT (Money Market Trust).

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	47,142	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	11,299	June 2008	13%
YAS Co., Ltd.	~~W~~	26,491	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,629	August 2000	15%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH	~~W~~	2,609	March 2003	11%
Material Science Co., Ltd.	~~W~~	3,088	January 2014	10%
Nanosys Inc.	~~W~~	10,656	July 2001	4%

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the nine months ended September 30, 2020 and 2021, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~8,239 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2021 Q1~Q3	2019	2018
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,470 (550)(2)	1,410 (540)(2)	1,280 (500)(2)
Time required	10,087	19,777	21,194

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2021 Q1~Q3	—	—	—	—
2020	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

15.	Board of Directors

A.	Members of the board of directors

As of September 30, 2021, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors. As of the date of this report, our board of directors consisted of two non-outside directors and four outside directors following the resignation of Young-Soo Kwon from his position as the non-standing director on November 1, 2021.

(As of September 30, 2021)
Name	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee (1)	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management
Doocheol Moon (1)	Outside Director	Related to the overall management
Young-Soo Kwon (2)	Director (non-standing)	Chairman of the board of directors

(1)	Byung Ho Lee was reappointed for another term as an outside director, and Doocheol Moon was newly appointed as an outside director at the annual general meeting of shareholders held on March 23, 2021.
(2)	Young-Soo Kwon resigned from his position on November 1, 2021.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of September 30, 2021, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Donghee Suh.

As of the date of this report, the composition of the Outside Director Nomination Committee was as follows.

(As of the date of this report)
Committee	Composition	Member
Outside Director Nomination Committee(1)	2 outside directors	Byung Ho Lee and Doocheol Moon

(1)	Each of Byung Ho Lee and Doocheol Moon was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2021.

As of September 30, 2021, the composition of the Audit Committee was as follows.

(As of September 30, 2021)
Committee	Composition	Member
Audit Committee	3 outside directors	Doocheol Moon (Chairman), Kun Tai Han and Chang-Yang Lee

As of September 30, 2021, the composition of the ESG Committee was as follows.

(As of September 30, 2021)
Committee	Composition	Member
ESG Committee(1)	1 non-standing director and 4 outside directors	Chang-Yang Lee (Chairman), Kun Tai Han, Byung Ho Lee, Doocheol Moon and James (Hoyoung) Jeong

(1)	The ESG Committee was established on April 26, 2021.

As of September 30, 2021, the composition of the Related Party Transaction Committee was as follows.

(As of September 30, 2021)
Committee	Composition	Member
Related Party Transaction Committee(1)	1 non-standing director and 3 outside directors	Kun Tai Han (Chairman), Byung Ho Lee, Chang-Yang Lee and Donghee Suh

(1)	The Related Party Transaction Committee was established on July 1, 2021.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2021): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2021): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2021:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%
Donghee Suh	Registered director of member company	11,500	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of September 30, 2021:

Beneficial owner	Number of shares of common stock		Equity interest
LG Electronics	135,625,000		37.90%
National Pension Service	22,671,167	(1)	6.34	% (1)

(1)	As of the public disclosure filing on February 24, 2021.

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2021 Q1~Q3:

(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid	Per capita average remuneration paid(2)
Non-outside directors	3	1,359	453
Outside directors who are not audit committee members	1	66	66
Outside directors who are audit committee members	3	204	66

Total	7	1,629	230

(1)	Number of directors as at September 30, 2021.
(2)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine months ended September 30, 2021.
(3)

Due to the expiration of Mr. Sung-Sik Hwang’s term as a non-outside director and Mr. Doocheol Moon’s nomination as a non-outside director at the annual general meeting of shareholders held on March 23, 2021, the amount paid to non-outside directors includes the remuneration paid to both directors.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

•	Not required for quarterly reports.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•	Not required for quarterly reports.

(5)	Stock options

Not applicable.

B.	Employees

As of September 30, 2021, we had 27,489 employees (excluding our directors). On average, our male employees have served 11.9 years and our female employees have served 9.8 years. The total amount of salary paid to our employees for the nine months ended September 30, 2021 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,387,736 million for our male employees and ~~W~~192,483 million for our female employees. The following table provides details of our employees as of September 30, 2021:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2021(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	23,188	1,387,736	62	12
Female	4,301	192,483	47	10

Total	27,489	1,580,219	60	12

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended September 30, 2021 was ~~W~~285,363 million and the per capita welfare benefit provided was ~~W~~10.4 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)
Number of executive officers	Total salary in 2021	Average salary per capita(1)
92	24,853	254

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

We have also been a defendant in four patent infringement lawsuits (two in the United States, one in Germany and one in China) filed against us and certain other set manufacturers by Solas OLED Ltd. With respect to each of these cases, we have entered into a Settlement and License Agreement with the plaintiff in December 2020. The plaintiff withdrew its claims in all four cases between January and March 2021.

B.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2021, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2021 and 2020, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2020 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 3, 2021, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2020, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 12, 2021

This report is effective as of November 12, 2021 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note	September 30, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 25	~~W~~	3,477,644	4,218,099
Deposits in banks	4, 25		731,294	78,652
Trade accounts and notes receivable, net	5, 14, 25, 27		4,288,283	3,517,512
Other accounts receivable, net	5, 25		80,612	144,480
Other current financial assets	6, 25		93,865	52,403
Inventories	7		3,580,326	2,170,656
Prepaid income taxes	23		3,711	114,202
Other current assets	5		790,807	803,466

Total current assets			13,046,542	11,099,470
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		121,914	114,551
Other non-current accounts recivable, net	5, 25		2,970	—
Other non-current financial assets	6, 25		143,126	68,231
Property, plant and equipment, net	9, 17		20,317,961	20,147,051
Intangible assets, net	10, 17		1,544,470	1,020,088
Deferred tax assets	23		2,205,003	2,273,677
Defined benefits assets, net	12		106,556	224,997
Other non-current assets			117,630	123,447

Total non-current assets			24,559,641	23,972,053

Total assets		~~W~~	37,606,183	35,071,523

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	4,329,401	3,779,290
Current financial liabilities	11, 25		4,979,856	3,195,024
Other accounts payable	25		2,902,724	2,781,941
Accrued expenses			1,046,401	651,880
Income tax payable			49,174	25,004
Provisions	13		184,178	197,468
Advances received			102,394	333,821
Other current liabilities			72,279	42,520

Total current liabilities			13,666,407	11,006,948
Non-current financial liabilities	11, 25		8,596,596	11,124,846
Non-current provisions	13		95,138	89,633
Defined benefit liabilities, net	12		1,613	1,498
Deferred tax liabilities	23		8,413	9,530
Other non-current liabilities	25		626,379	102,129

Total non-current liabilities			9,328,139	11,327,636

Total liabilities			22,994,546	22,334,584

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			8,526,710	7,524,297
Reserves	15		430,570	(163,446)

Total equity attributable to owners of the Controlling Company			12,997,472	11,401,043

Non-controlling interests			1,614,165	1,335,896

Total equity			14,611,637	12,736,939

Total liabilities and equity		~~W~~	37,606,183	35,071,523

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(In millions of won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2021		2020	2021	2020
Revenue	16, 17, 27	~~W~~	7,223,196	6,737,646	21,071,527	16,768,916
Cost of sales	7, 18, 27		(5,915,220)	(5,892,303)	(17,082,029)	(15,517,233)

Gross profit			1,307,976	845,343	3,989,498	1,251,683
Selling expenses	18, 19		(225,920)	(220,597)	(678,571)	(584,242)
Administrative expenses	18, 19		(235,793)	(186,843)	(669,689)	(554,034)
Research and development expenses	18		(317,363)	(273,543)	(888,249)	(827,989)

Operating profit (loss)			528,900	164,360	1,752,989	(714,582)

Finance income	22		373,154	117,458	445,483	354,300
Finance costs	22		(302,138)	(320,965)	(730,193)	(567,375)
Other non-operating income	21		486,047	332,243	1,077,285	1,055,997
Other non-operating expenses	18, 21		(479,513)	(352,949)	(1,069,047)	(1,158,478)
Equity in income of equity accounted investees, net	18, 21		1,663	5,524	4,913	11,989

Profit (loss) before income tax			608,113	(54,329)	1,481,430	(1,018,149)
Income tax expense (benefit)	23		144,643	(65,450)	328,315	(326,543)

Profit (loss) for the period			463,470	11,121	1,153,115	(691,606)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(2,171)	(776)	(8,084)	(3,586)
Other comprehensive income (loss) from associates			—	—	(83)	40

			(2,171)	(776)	(8,167)	(3,546)
Items that are or may be reclassified to profit or loss
Loss on valuation of derivative			(10,331)	—	(10,331)	—
Foreign currency translation differences for foreign operations			391,780	63,938	733,480	294,107
Other comprehensive income (loss) from associates			8,166	(678)	6,601	2,314

		389,615		63,260	729,750	296,421

Other comprehensive income for the period, net of income tax			387,444	62,484	721,583	292,875

Total comprehensive income (loss) for the period		~~W~~	850,914	73,605	1,874,698	(398,731)

Profit (loss) attributable to:
Owners of the Controlling Company			419,528	30,377	1,010,580	(657,735)
Non-controlling interests			43,942	(19,256)	142,535	(33,871)

Profit (loss) for the period		~~W~~	463,470	11,121	1,153,115	(691,606)

Total comprehensive income attributable to:
Owners of the Controlling Company			735,738	76,469	1,596,429	(410,055)
Non-controlling interests			115,176	(2,864)	278,269	11,324

Total comprehensive income (loss) for the period		~~W~~	850,914	73,605	1,874,698	(398,731)

Earnings (loss) per share (in won)
Basic earning (loss) per share	24	~~W~~	1,172	85	2,824	(1,838)
Diluted earning (loss) per share	24	~~W~~	670	85	2,442	(1,838)

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(Unaudited)

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Loss for the period		—	—	(657,735)	—	(657,735)	(33,871)	(691,606)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,586)	—	(3,586)	—	(3,586)
Foreign currency translation differences		—	—	—	248,912	248,912	45,195	294,107
Other comprehensive income from associates		—	—	40	2,314	2,354	—	2,354

Total other comprehensive income (loss)		—	—	(3,546)	251,226	247,680	45,195	292,875

Total comprehensive income (loss) for the period	~~W~~	—	—	(661,281)	251,226	(410,055)	11,324	(398,731)

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	(59)	475	416	84,413	84,829

Balances at September 30, 2020	~~W~~	1,789,079	2,251,113	6,841,972	48,680	10,930,844	1,243,535	12,174,379

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

Total comprehensive income (loss) for the period
Profit for the period		—	—	1,010,580	—	1,010,580	142,535	1,153,115
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(8,084)	—	(8,084)	—	(8,084)
Foreign currency translation differences		—	—	—	597,746	597,746	135,734	733,480
Other comprehensive income (loss) from associates		—	—	(83)	6,601	6,518	—	6,518
Loss on valuation of derivative		—	—	—	(10,331)	(10,331)	—	(10,331)

Total other comprehensive income (loss)		—	—	(8,167)	594,016	585,849	135,734	721,583

Total comprehensive income for the period	~~W~~	—	—	1,002,413	594,016	1,596,429	278,269	1,874,698

Balances at September 30, 2021	~~W~~	1,789,079	2,251,113	8,526,710	430,570	12,997,472	1,614,165	14,611,637

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss )for the period		~~W~~	1,153,115	(691,606)
Adjustments for:
Income tax expense (benefit)	23		328,315	(326,543)
Depreciation and amortization	18		3,333,365	3,045,977
Gain on foreign currency translation			(197,260)	(134,422)
Loss on foreign currency translation			271,750	135,228
Expenses related to defined benefit plans	12		108,179	120,467
Gain on disposal of property, plant and equipment			(12,147)	(13,334)
Loss on disposal of property, plant and equipment			40,563	29,328
Impairment loss on property, plant and equipment			11,688	8,611
Reversal of impairment loss on property, plant and equipment			(1,121)	—
Gain on disposal of intangible assets			(196)	(121)
Loss on disposal of intangible assets			—	28
Impairment loss on intangible assets			13,835	69,293
Reversal of impairment loss on intangible assets			(640)	(1,260)
Expense on increase of provisions			171,355	211,576
Finance income			(377,212)	(181,678)
Finance costs			671,177	378,065
Equity in income of equity method accounted investees, net	8		(4,913)	(11,989)
Other income			—	(20,211)
Other expenses			15,388	72,654

			4,372,126	3,381,669
Changes in:
Trade accounts and notes receivable			(537,579)	(1,323,710)
Other accounts receivable			63,698	92,367
Inventories			(1,364,674)	(349,940)
Lease receivables			3,267	4,071
Other current assets			46,057	(37,587)
Other non-current assets			(35,638)	(52,315)
Trade accounts and notes payable			409,675	1,511,416
Other accounts payable			(3,873)	(487,351)
Accrued expenses			408,433	(18,679)
Provisions			(179,140)	(201,117)
Advances received			(231,427)	(83,466)
Other current liabilities			19,309	(36,835)
Defined benefit liabilities, net			(486)	(7,957)
Other non-current liabilities			1,950	9,013

			(1,400,428)	(982,090)
Cash generated from operating activities			4,124,813	1,707,973
Income taxes paid			(91,487)	(142,092)
Interests received			59,044	50,124
Interests paid			(364,222)	(428,308)

Net cash provided by operating activities		~~W~~	3,728,148	1,187,697

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,201	8,239
Increase in deposits in banks			(693,813)	(78,052)
Proceeds from withdrawal of deposits in banks			77,152	78,557
Acquisition of financial asset at fair value through profit or loss			(29,862)	(3,226)
Proceeds from disposal of financial asset at fair value through profit or loss			4,814	100
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Proceeds from disposal of investments in equity-accounted investees			1,800	1,800
Acquisition of property, plant and equipment			(2,295,883)	(2,167,458)
Proceeds from disposal of property, plant and equipment			50,011	310,539
Acquisition of intangible assets			(458,781)	(293,058)
Proceeds from disposal of intangible assets			2,946	1,550
Government grants received			85,923	30,046
Receipt from (payment for) settlement of derivatives			(26,446)	25,482
Proceeds from collection of short-term loans			12,067	10,151
Increase in long-term loans			(12,918)	—
Increase in deposits			(249)	(1,470)
Decrease in deposits			2,400	1,285
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(3,276,614)	(2,064,509)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			2,279,770	1,928,654
Repayments of short-term borrowings			(1,753,533)	(1,933,372)
Proceeds from issuance of bonds			498,027	49,949
Proceeds from long-term borrowings			479,770	1,709,775
Repayments of current portion of long-term borrowings and bonds			(2,920,172)	(1,036,847)
Payment of lease liabilities			(48,888)	(50,702)
Capital contribution from non-controlling interests			—	84,829

Net cash provided by (used in) financing activities			(1,465,026)	752,286

Net decrease in cash			(1,013,492)	(124,526)
Cash at January 1			4,218,099	3,336,003
Effect of exchange rate fluctuations on cash held			273,037	77,639

Cash at September 30		~~W~~	3,477,644	3,289,116

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2021, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2021, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2021, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2021, there are 16,957,762 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2021

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 41
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the nine-month period ended September 30, 2021, the Controlling Company contributed ~~W~~33,965 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~149,200 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2020.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2020, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Cash	~~W~~	1,169	156
Demand deposits		3,476,475	4,217,943

	~~W~~	3,477,644	4,218,099

Deposits in banks
Time deposits	~~W~~	2,100	1,800
Restricted deposits (*)		729,194	76,852

	~~W~~	731,294	78,652

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Due from third parties	~~W~~	3,556,334	3,054,471
Due from related parties		731,949	463,041

	~~W~~	4,288,283	3,517,512

(b)	Other accounts receivable as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	72,362	140,616
Accrued income		8,250	3,864

	~~W~~	80,612	144,480

Non-current assets
Long-term non-trade receivables		2,970	—

	~~W~~	83,582	144,480

Due from related parties included in other accounts receivable as of September 30, 2021 and December 31, 2020 are ~~W~~496 million and ~~W~~21,189 million, respectively.

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,289,007	83,749	(1,250)	(1,765)
1-15 days past due		526	290	—	(3)
16-30 days past due		—	51	—	—
31-60 days past due		—	1,060	—	(5)
More than 60 days past due		—	277	—	(72)

	~~W~~	4,289,533	85,427	(1,250)	(1,845)

	December 31, 2020
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

	September 30, 2021			December 31, 2020
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,047	1,778	460	3,322
(Reversal of) bad debt expense		203	67	587	(480)
Write-off		—	—	—	(1,064)

Balance at the end of the reporting period	~~W~~	1,250	1,845	1,047	1,778

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Advanced payments	~~W~~	51,358	34,808
Prepaid expenses		114,423	63,972
Value added tax refundable		618,905	693,623
Right to recover returned goods		6,121	11,063

	~~W~~	790,807	803,466

6.	Other Financial Assets

Other financial assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	49,030	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	20	24
Financial assets carried at amortized cost
Deposits	~~W~~	16,894	8,696
Short-term loans		21,240	28,491
Lease receivables		6,681	5,940

	~~W~~	44,815	43,127

	~~W~~	93,865	52,403

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	40,363	13,223
Convertible securities		2,474	2,377
Derivatives(*)		53,922	111

	~~W~~	96,759	15,711

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	28	48
Financial assets carried at amortized cost
Deposits	~~W~~	20,101	22,251
Long-term loans		13,378	13,899
Lease receivables		12,860	16,322

	~~W~~	46,339	52,472

	~~W~~	143,126	68,231

(*)

Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds and others. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Finished goods	~~W~~	1,273,884	785,282
Work-in-process		1,337,252	733,071
Raw materials		793,942	491,432
Supplies		175,248	160,871

	~~W~~	3,580,326	2,170,656

For the nine-month periods ended September 30, 2021 and 2020, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2021		2020
Inventories recognized as cost of sales	~~W~~	17,082,029	15,517,233
Including: inventory write-downs		199,685	397,045
Including: usage of inventory write-downs		(213,932)	(472,885)

There were no significant reversals of inventory write-downs recognized during the nine-month periods ended September 30, 2021 and 2020.

8.	Investments in Equity Accounted Investees

Associates as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2021			December 31, 2020
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	47,142	40%	~~W~~	47,262
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		11,299	14%		10,540
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		26,491	15%		24,493
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	15%		20,629	14%		20,196
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		2,609	12%		2,609

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2021			December 31, 2020
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,088	10%	~~W~~	3,791
Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		10,656	3%		5,660

						~~W~~	121,914		~~W~~	114,551

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends recognized from equity method investees for the nine-month periods ended September 30, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2021 and 2020, the Group purchased property, plant and equipment of ~~W~~2,517,800 million and ~~W~~1,601,271 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~40,931 million and 4.29%, and ~~W~~168,558 million and 3.89% for the nine-month periods ended September 30, 2021 and 2020, respectively. In addition, for the nine-month periods ended September 30, 2021 and 2020, the Group recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~69,610 million and ~~W~~34,957 million, respectively. Also, for the nine-month periods ended September 30, 2021 and 2020, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~76,383 million and ~~W~~100,442 million, respectively, and recognized ~~W~~12,147 million and ~~W~~40,563 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2021 (gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2020: ~~W~~13,334 million and ~~W~~29,328 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2021 and December 31, 2020 are ~~W~~319,666 million and ~~W~~301,953 million, respectively. For the nine-month periods ended September 30, 2021 and 2020, the Group recognized an impairment loss amounting to ~~W~~13,835 million and ~~W~~68,618 million in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	992,591	394,906
Current portion of long-term borrowings and bonds		3,914,430	2,705,709
Derivatives (*1)		14,023	58,875
Cash flow hedging derivatives (*2)		10,331	—
Lease liabilities		48,481	35,534

	~~W~~	4,979,856	3,195,024

Non-current
Won denominated borrowings	~~W~~	1,942,875	2,435,000
Foreign currency denominated borrowings		5,555,225	6,584,658
Bonds		1,045,630	1,948,541
Derivatives (*1)		4,839	108,750
Lease liabilities		48,027	47,897

	~~W~~	8,596,596	11,124,846

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency.

(b)	Short-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, USD) Lender	Annual interest rate as of September 30, 2021 (%)(*)	September 30, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	12ML + 1.68	~~W~~	355,470		326,400
Standard Chartered Bank Vietnam and others	3ML + 0.80		637,121		68,506

Foreign currency equivalent		USD	838	USD	363

		~~W~~	992,591		394,906

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2021 (%)(*)	September 30, 2021		December 31, 2020
Woori Bank	—	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		2,644,375	3,272,500
Less current portion of long-term borrowings			(701,500)	(837,560)

		~~W~~	1,942,875	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2021 (%)(*)	September 30, 2021		December 31, 2020
The Export—Import Bank of Korea and others	3ML+0.75~ 2.40, 6ML+1.25~ 1.43, 1.82	~~W~~	2,043,953		1,680,960
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: LPR(5Y)+0.34, LPR(1Y)-0.20~+0.15, 4.20		4,737,700		5,948,472

Foreign currency equivalent		USD	2,760	USD	2,742
		CNY	19,185	CNY	27,825
Less current portion of long-term borrowings			(1,226,428)		(1,044,774)

		~~W~~	5,555,225		6,584,658

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2021 (%)	September 30, 2021		December 31, 2020
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2021 ~ September 2026	1.95~2.95	~~W~~	1,520,000		1,320,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000		160,000
Less discount on bonds				(2,895)		(1,798)
Less current portion				(749,710)		(499,796)

			~~W~~	927,395		978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	355,470		326,400
Privately issued bonds	April 2023	3ML+1.47		118,490		108,800
Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(694)		(3,161)
Less current portion				(355,031)		(323,579)

			~~W~~	118,235		108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	881,761		861,675
Foreign currency equivalent			USD	744	USD	792
Less current portion				(881,761)		—

			~~W~~	—		861,675

			~~W~~	1,045,630		1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of September 30, 2021 are as follows:

(In won, USD)	Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

- On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

- The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

- In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2021 is as follows:

(In won and No. of shares)	September 30, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,468,640	1,397,542
Fair value of plan assets		(1,573,583)	(1,621,041)

	~~W~~	(104,943)	(223,499)

Defined benefit liabilities, net		1,613	1,498
Defined benefit assets, net		106,556	224,997

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Current service cost	~~W~~	37,533	40,969	112,600	122,796
Net interest cost		(1,474)	(776)	(4,421)	(2,329)

	~~W~~	36,059	40,193	108,179	120,467

(c)	Plan assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,573,583	1,621,041

As of September 30, 2021, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

12.	Employee Benefits, Continued

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Remeasurements of net defined benefit liabilities	~~W~~	(2,914)	(1,042)	(10,855)	(4,824)
Tax effect		743	266	2,771	1,238

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(2,171)	(776)	(8,084)	(3,586)

13.	Provisions

Changes in provisions for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	272,195	14,906	287,101
Additions (reversal)		171,355	(7,169)	164,186
Usage		(171,971)	—	(171,971)

Balance at September 30, 2021	~~W~~	271,579	7,737	279,316

Current	~~W~~	176,441	7,737	184,178
Non-current	~~W~~	95,138	—	95,138

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of September 30, 2021, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Controlling Company and television manufacturers. The actions in the United States and Germany also included the Controlling Company’s subsidiaries, LG Display America, Inc. and LG Display Germany GmbH, as defendants, respectively. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the nine-month period ended September 30, 2021.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,065 million (~~W~~1,261,919 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreements and the amount of sold but not yet due accounts receivables by contract are as follows:

		Credit limit			Not yet due
(In millions of USD and KRW) Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	10	11,849	USD	10	11,842
	Sumitomo Mitsui Banking Corporation	USD	20	23,698		—	—
	MUFG Bank	KRW	17,000	17,000		—	—
		USD	160	189,584		—	—
	BNP Paribas	USD	65	77,019		—	—
	ING Bank	USD	90	106,641	USD	7	8,438

		USD	345	515,791	USD	17

		KRW	107,000			—	20,280

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	337	398,719	USD	80	94,789
	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	59,245	USD	50	59,242

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	17,774		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	82,943	USD	45	53,321
	KGI Bank Co., Ltd.	USD	30	35,547		—	—

LG Display Germany GmbH	BNP Paribas	USD	135	159,962	USD	65	77,047
	Commerzbank AG	USD	4	4,309		—	84
	DZ Bank AG	USD	12	14,025	USD	6	7,437

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	473,960	USD	400	473,958
	Standard Chartered Bank	USD	600	710,940		—	—
	Sumitomo Mitsui Banking Corporation	USD	150	177,735	USD	27	31,993

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD	120	142,188		—	—

LG Display Guangzhou Trading Co., Ltd	KEB Hana Bank (China) Company Limited	USD	30	35,547	USD	12	14,032

		USD	1,953	2,312,894	USD	685	811,903

		USD	2,298	2,828,685	USD	702	832,183
		KRW	107,000			—

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of September 30, 2021, the Group entered into agreements with financial institutions in relation to opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	150	~~W~~	177,735
Sumitomo Mitsui Banking Corporation	USD	50		59,245
Industrial Bank of Korea	USD	100		118,490
Industrial and Commercial Bank of China	USD	200		236,980
Shinhan Bank	USD	400		473,960
KB Kookmin Bank	USD	100		118,490
MUFG Bank	USD	100		118,490
The Export–Import Bank of Korea	USD	200		236,980
Standard Chartered Bank	USD	400		473,960

	USD	1,700	~~W~~	2,014,330

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 306 million (~~W~~362,357 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,370 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,019 million (~~W~~186,508 million), JPY 900 million (~~W~~9,524 million), EUR 2.5 million (~~W~~3,436 million), VND 49,694 million (~~W~~2,589 million), and USD 0.5 million (~~W~~592 million), respectively, for their local tax payments and utility payments.

License agreements

As of September 30, 2021, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of September 30, 2021.

Pledged Assets

In connection with the borrowings amounting to CNY 14,494 million (~~W~~2,652,837 million) from China Construction Bank and others, as of September 30, 2021, the Group is providing its property, plant and equipment with carrying amount of ~~W~~997,098 million as pledged assets.

15.	Share Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to September 30, 2021.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the derivatives to which cash flow hedging accounting has been applied.

Reserves as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Loss on valuation of derivatives	~~W~~	(10,331)	—
Foreign currency translation differences for foreign operations		459,079	(138,667)
Other comprehensive loss from associates		(18,178)	(24,779)

	~~W~~	430,570	(163,446)

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2021		2020	2021	2020
Sales of goods	~~W~~	7,209,265	6,726,898	21,030,726	16,736,141
Royalties		3,454	2,967	10,593	10,666
Others		10,477	7,781	30,208	22,109

	~~W~~	7,223,196	6,737,646	21,071,527	16,768,916

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2021 and 2020.

(a)	Revenue by geography

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Domestic	~~W~~	151,014	260,656	472,707	750,144
Foreign
China		4,790,907	4,591,991	13,793,446	11,438,314
Asia (excluding China)		798,796	555,275	2,438,482	1,638,955
United States		849,368	655,860	2,361,660	1,393,806
Europe (excluding Poland)		261,085	334,211	808,710	863,844
Poland		372,026	339,653	1,196,522	683,853

	~~W~~	7,072,182	6,476,990	20,598,820	16,018,772

	~~W~~	7,223,196	6,737,646	21,071,527	16,768,916

Sales to Company A and Company B amount to ~~W~~8,072,842 million and ~~W~~4,407,302 million, respectively, for the nine-month period ended September 30, 2021 (the nine-month period ended September 30, 2020: ~~W~~6,868,453 million and ~~W~~2,913,957 million, respectively). The Group’s top ten end-brand customers together accounted for 85% of sales for the nine-month period ended September 30, 2021 (the nine-month period ended September 30, 2020: 84%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	September 30, 2021			December 31, 2020
(In millions of won)	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,585,008	1,357,659	11,736,856	874,849
Foreign
China		6,533,500	85,458	6,731,052	39,396
Vietnam		2,181,052	8,168	1,663,807	7,688
Others		18,401	93,185	15,336	98,155

	~~W~~	8,732,953	186,811	8,410,195	145,239

	~~W~~	20,317,961	1,544,470	20,147,051	1,020,088

(c)	Revenue by product and services

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
TV	~~W~~	2,293,578	1,901,974	7,076,941	4,580,438
IT products(*)		3,278,391	2,887,672	8,738,043	7,386,137
Mobile and others		1,651,227	1,948,000	5,256,543	4,802,341

	~~W~~	7,223,196	6,737,646	21,071,527	16,768,916

(*) Starting from 2021, IT products consist of Monitor, Notebook and Tablet products. Revenue by products and services for the three-month and nine-month periods ended September 30, 2020 have been reclassified to conform to the 2021 presentation.

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Changes in inventories	~~W~~	(857,509)	(360,339)	(1,409,670)	(348,569)
Purchases of raw materials, merchandise and others		3,814,230	3,780,160	10,399,265	9,266,342
Depreciation and amortization		1,167,136	1,124,049	3,333,365	3,045,977
Outsourcing		408,191	277,529	994,558	701,105
Labor		1,038,554	746,642	2,730,743	2,138,058
Supplies and others		320,674	238,696	872,087	608,997
Utility		276,562	247,062	752,163	651,418
Fees and commissions		202,369	175,656	555,911	478,695
Shipping		78,914	47,852	226,523	129,118
Advertising		32,130	26,158	105,878	95,616
Warranty		49,647	98,456	171,355	200,576
Travel		16,109	23,017	43,383	46,338
Taxes and dues		33,001	32,809	110,717	105,754
Others		146,388	170,757	502,743	561,636

	~~W~~	6,726,396	6,628,504	19,389,021	17,681,061

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Salaries	~~W~~	104,270	72,952	279,609	218,704
Expenses related to defined benefit plans		5,701	6,636	17,255	19,892
Other employee benefits		21,351	16,145	59,637	49,995
Shipping		67,391	38,637	194,229	101,665
Fees and commissions		61,677	57,593	172,119	163,126
Depreciation		70,108	50,481	199,934	160,975
Taxes and dues		16,219	17,764	61,032	62,540
Advertising		32,130	26,158	105,878	95,616
Warranty		49,647	98,456	171,356	200,576
Insurance		4,471	3,452	12,406	9,429
Travel		1,690	2,247	4,344	6,839
Training		4,588	2,368	10,933	5,423
Others		22,470	14,551	59,528	43,496

	~~W~~	461,713	407,440	1,348,260	1,138,276

20.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Salaries and wages	~~W~~	864,264	590,328	2,265,226	1,707,293
Other employee benefits		157,016	110,565	415,398	320,073
Contributions to National Pension plan		17,423	16,674	50,473	50,644
Expenses related to defined benefit plans and defined contribution plans		36,232	40,267	108,535	120,942

	~~W~~	1,074,935	757,834	2,839,632	2,198,952

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Foreign currency gain	~~W~~	467,016	304,286	1,047,099	1,000,386
Gain on disposal of property, plant and equipment		8,984	4,288	12,147	13,334
Gain on disposal of intangible assets		196	121	196	121
Reversal of impairment loss on property, plant and equipment		589	—	1,121	—
Reversal of impairment loss on intangible assets		—	660	640	1,260
Rental income		372	905	1,426	2,942
Others		8,890	21,983	14,656	37,954

	~~W~~	486,047	332,243	1,077,285	1,055,997

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Foreign currency loss	~~W~~	447,413	297,731	998,564	960,915
Loss on disposal of property, plant and equipment		22,343	10,709	40,563	29,328
Loss on disposal of intangible assets		—	21	—	28
Impairment loss on property, plant and equipment		3,083	—	11,688	8,611
Impairment loss on intangible assets		5,306	38,782	13,835	69,293
Loss on disposal of investments in subsidiaries		—	—	—	72,654
Donations		90	327	878	753
Others		1,278	5,379	3,519	16,896

	~~W~~	479,513	352,949	1,069,047	1,158,478

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Finance income
Interest income	~~W~~	22,993	16,669	66,134	52,719
Dividend income		134	—	134	—
Foreign currency gain		19,831	100,274	74,772	188,911
Gain on transaction of derivatives		—	515	—	28,066
Gain on valuation of derivatives		121,639	—	242,351	50,970
Gain on valuation of financial assets at fair value through profit or loss		—	—	1,254	—
Gain on valuation of financial liabilities at fair value through profit or loss		208,557	—	60,838	33,634

	~~W~~	373,154	117,458	445,483	354,300

Finance costs
Interest expense	~~W~~	119,633	111,944	342,553	258,238
Foreign currency loss		175,531	57,875	355,957	234,870
Loss on early repayment of borrowings		—	296	250	794
Loss on sale of trade accounts and notes receivable		1,232	1,194	3,419	4,135
Loss on transaction of derivatives		4,657	2,585	26,446	2,585
Loss on valuation of derivatives		—	46,550	—	63,603
Loss on valuation of financial assets at fair value through profit or loss		—	228	63	1,721
Loss on valuation of financial liabilities at fair value through profit or loss		—	99,945	—	—
Others		1,085	348	1,505	1,429

	~~W~~	302,138	320,965	730,193	567,375

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Current tax expense (benefit)	~~W~~	81,725	(4,767)	257,987	66,510
Deferred tax expense (benefit)		62,918	(60,683)	70,328	(393,053)

Income tax expense (benefit)	~~W~~	144,643	(65,450)	328,315	(326,543)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2021 and December 31, 2020 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(10)	(13)	(10)	(13)
Inventories, net		88,560	60,539	—	—	88,560	60,539
Defined benefit liabilities, net		—	—	(16,066)	(35,617)	(16,066)	(35,617)
Investments in subsidiaries and associates		—	—	(121,641)	(79,301)	(121,641)	(79,301)
Accrued expenses		201,190	123,106	—	—	201,190	123,106
Property, plant and equipment		640,576	669,449	(59,337)	(63,971)	581,239	605,478
Intangible assets		17,156	19,469	(7,185)	(8,000)	9,971	11,469
Provisions		69,361	63,943	—	—	69,361	63,943
Other temporary differences		137,991	173,166	(14,247)	(3,601)	123,744	169,565
Tax losses carryforwards		829,954	953,209	—	—	829,954	953,209
Tax credit carryforwards		430,288	391,769	—	—	430,288	391,769

Deferred tax assets (liabilities)	~~W~~	2,415,076	2,454,650	(218,486)	(190,503)	2,196,590	2,264,147

23.	Income Tax Expense (Benefit), Continued

(c)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures for two subsidiaries have been completed and three subsidiaries have been ongoing. Of taxes paid by subsidiaries, the Group recognized deferred tax assets for the amount which double taxation effect is expected to be eliminated.

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In won and number of shares)	2021		2020	2021	2020
Profit (loss) attributable to owners of the Controlling Company	~~W~~	419,527,595,100	30,377,146,594	1,010,580,265,540	(657,734,674,606)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	1,172	85	2,824	(1,838)

For the three-month and nine-month periods ended September 30, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings per share for the three-month and nine-month periods ended September 30, 2021 are as follows:

	2021
(In won and number of shares)	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
Profit attributable to owners of the Controlling Company	~~W~~	419,527,595,100	1,010,580,265,540
Adjustments:
Interest expenses of convertible bond, net of income tax		2,907,409,095	8,533,633,457
Gain on fair value valuation of convertible bond, net of income tax		(155,312,239,309)	(45,305,824,343)
Diluted profit attributable to owners of the Controlling Company		267,122,764,886	973,808,074,654
Weighted-average number of common stocks outstanding after adjustment		398,804,698	398,804,698

Diluted earnings per share	~~W~~	670	2,442

24.	Earnings (Loss) Per Share, Continued

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)	2021
	For the three-month period ended September 30,		For the nine-month period ended September 30,
Weighted-average number of common stocks outstanding	~~W~~	357,815,700	357,815,700
Adjustment : Convertible bonds		40,988,998	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698	398,804,698

Diluted loss per share is not different from basic loss per share due to loss as there is no dilution effects of potential common stocks for the nine-month period ended September 30, 2020. As of September 30, 2020, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2021 and December 31, 2020 is as follows:

	September 30, 2021
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,135	914	10,730	38	2	2	48,143
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,460	1	692	—	—	—	—
Non-trade receivables	2	67	197	4	1	—	11,987
Other assets denominated in foreign currencies	—	175	123	6	—	—	5,645
Trade accounts and notes payable	(1,518)	(10,874)	(1,975)	—	(2)	—	(485,409)
Other accounts payable	(1,207)	(9,855)	(1,965)	(4)	(3)	—	(828,925)
Financial liabilities	(4,742)	—	(19,185)	—	—	—	—

	(2,870)	(19,572)	(7,819)	44	(2)	2	(1,248,559)

Cross currency interest rate swap contracts	2,125	—	—	—	—	—	—

Net exposure	(745)	(19,572)	(7,819)	44	(2)	2	(1,248,559)

	December 31, 2020
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Non-trade receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

25.	Financial Risk Management, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2021 and 2020 and the exchange rates at September 30, 2021 and December 31, 2020 are as follows:

	Average rate (year-to-date)			Reporting date spot rate
(In won)	2021		2020	September 30, 2021	December 31, 2020
USD	~~W~~	1,130.99	1,200.52	1,184.90	1,088.00
JPY		10.43	11.16	10.58	10.54
CNY		174.82	171.46	183.03	166.96
TWD		40.46	40.33	42.59	38.67
EUR		1,353.22	1,349.23	1,374.31	1,338.24
PLN		297.68	305.16	296.63	292.02
VND		0.0492	0.0516	0.0521	0.0471
GBP		1,566.85	1,525.15	1,591.14	1,482.40

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2021 and December 31, 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2021			December 31, 2020
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(55,313)	32,889	12,438	73,186
JPY (5 percent weakening)		(8,177)	(6,353)	(6,250)	(5,194)
CNY (5 percent weakening)		(71,560)	(2)	(147,294)	93
TWD (5 percent weakening)		87	20	75	—
EUR (5 percent weakening)		276	(1,060)	250	377
PLN (5 percent weakening)		26	26	43	43
VND (5 percent weakening)		(2,422)	(2,422)	(2,230)	(2,230)
GBP (5 percent weakening)		—	—	(107)	(107)

A stronger won against the above currencies as of September 30, 2021 and December 31, 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

25.	Financial Risk Management, Continued

iii) Derivatives for cash flow hedge

In relation to forecast export transactions, the Controlling Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rates changes. As of September 30, 2021, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain or loss on valuation amounting to KRW 10,331 million (contracted selling amount: USD 600 million, contracted exchange rate: KRW 1,160~1,187.25) is recognized in other comprehensive income (loss). The expected settlement dates of contracted derivative instruments are within six months from September 30, 2021.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,725 million (~~W~~2,043,953 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2021 and December 31, 2020 is as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	4,208,987	4,296,823
Financial liabilities		(5,653,198)	(5,875,729)

	~~W~~	(1,444,211)	(1,578,906)

Variable rate instruments
Financial liabilities	~~W~~	(7,797,553)	(8,193,085)

25.	Financial Risk Management, Continued

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2021 and December 31, 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2021
Variable rate instruments (*)	~~W~~	(41,583)	41,583	(41,583)	41,583
December 31, 2020
Variable rate instruments (*)	~~W~~	(45,352)	45,352	(45,352)	45,352

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2021 and December 31, 2020 is as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	3,476,475	4,217,943
Deposits in banks		731,305	78,663
Trade accounts and notes receivable, net		4,288,283	3,517,512
Non-trade receivables		72,362	140,616
Accrued income		8,250	3,864
Deposits		36,995	30,947
Short-term loans		21,240	28,491
Long-term loans		13,378	13,899
Long-term non-trade receivables		2,970	—
Lease receivables		19,541	22,262

	~~W~~	8,670,799	8,054,197
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,474	2,377
Derivatives		102,952	9,363

	~~W~~	105,426	11,740
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	72

	~~W~~	8,776,273	8,066,009

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2021

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,418,619	11,083,204	1,746,977	1,451,612	3,186,708	4,482,792	215,115
Bonds		3,032,132	3,104,671	900,146	1,076,577	381,475	656,415	90,058
Trade accounts and notes payable		4,329,401	4,329,401	3,884,421	444,980	—	—	—
Other accounts payable		1,618,446	1,620,228	1,547,209	73,019	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,284,278	1,284,278	852,821	431,457	—	—	—
Long-term other accounts payable		531,848	628,447	—	—	113,161	291,340	223,946
Security deposits received		11,849	11,849	3,510	4,812	3,527	—	—
Lease liabilities		96,508	105,592	33,515	20,651	21,607	21,963	7,856
Derivative financial liabilities
Derivatives	~~W~~	18,862	11,957	6,049	5,189	719	—	—
Derivatives for cash flow hedge		10,331	10,331	10,331	—	—	—	—

	~~W~~	21,352,274	22,189,958	8,984,979	3,508,297	3,707,197	5,452,510	536,975

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the nine-month period ended September 30, 2021 is as follows:

(In millions of won)	January 1, 2021		Change (Cash flows from operation activities)	September 30, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	206,128	1,284,278

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2021		December 31, 2020
Total liabilities	~~W~~	22,994,546	22,334,584
Total equity		14,611,637	12,736,939
Cash and deposits in banks (*1)		4,208,938	4,296,751
Borrowings (including bonds)		13,450,751	14,068,814
Total liabilities to equity ratio		157%	175%
Net borrowings to equity ratio (*2)		63%	77%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are exchange rates and interest rates observable in the market at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021			December 31, 2020
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,477,644	(*)	4,218,099	(*)
Deposits in banks		731,305	(*)	78,663	(*)
Trade accounts and notes receivable		4,288,283	(*)	3,517,512	(*)
Non-trade receivables		72,362	(*)	140,616	(*)
Accrued income		8,250	(*)	3,864	(*)
Deposits		36,995	(*)	30,947	(*)
Short-term loans		21,240	(*)	28,491	(*)
Long-term loans		13,378	(*)	13,899	(*)
Long-term non-trade receivables		2,970	(*)	—	—
Lease receivables		19,541	(*)	22,262	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	40,363	40,363	13,223	13,223
Convertible securities		2,474	2,474	2,377	2,377
Derivatives		102,952	102,952	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	48	72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	18,862	18,862	167,625	167,625
Convertible bonds		881,761	881,761	861,675	861,675
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	10,331	10,331	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,418,619	10,447,536	11,296,898	11,328,418
Bonds		2,150,371	2,166,655	1,910,241	1,923,517
Trade accounts and notes payable		4,329,401	(*)	3,779,290	(*)
Other accounts payable		2,902,724	(*)	2,781,941	(*)
Long-term other accounts payable		531,848	(*)	30	(*)
Security deposits received		11,849	(*)	12,539	(*)
Lease liabilities		96,508	(*)	83,431	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	40,363	40,363
Convertible securities		—	—	2,474	2,474
Derivatives		—	102,952	—	102,952
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	18,862	—	18,862
Convertible bonds		881,761	—	—	881,761
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	10,331	—	10,331

25.	Financial Risk Management, Continued

	December 31, 2020
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	9,363	—	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	167,625	—	167,625
Convertible bonds		861,675	—	—	861,675

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,447,536	Discounted cash flow	Discount rate
Bonds		—	—	2,166,655	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
Borrowings, bonds and others	1.66~4.30%	2.15~4.46%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2021 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2021		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2021
Short-term borrowings	~~W~~	394,906	526,237	—	71,448	—	—	992,591
Current portion of long-term borrowings and bonds(*)		2,705,709	(2,920,172)	3,883,748	300,180	5,553	(60,588)	3,914,430
Long-term borrowings		9,019,658	479,770	(2,463,834)	462,506	—	—	7,498,100
Bonds		1,948,541	498,027	(1,419,914)	9,669	9,307	—	1,045,630
Lease liabilities		83,431	(48,888)	—	(7,645)	—	69,610	96,508

	~~W~~	14,152,245	(1,465,026)	—	836,158	14,860	9,022	13,547,259

(*)	Others include ~~W~~60,838 million of gain on valuation of financial liabilities at fair value through profit or loss.

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2021 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	137	—	18,220	257
Paju Electric Glass Co., Ltd.		—	—	99,663	—	—	623
WooRee E&L Co., Ltd.		—	—	3,348	—	—	18
YAS Co., Ltd.		—	—	3,057	1,934	—	2,047
Material Science Co., Ltd.		—	—	54	—	—	—

	~~W~~	—	—	106,259	1,934	18,220	2,945

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	54,790	—	5,691	78,539	—	30,255
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	46,866	—	—	—	—	58
LG Electronics Vietnam Haiphong Co., Ltd.		109,793	—	—	7	—	153

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	84,585	—	—	—	—	230
LG Electronics RUS, LLC		16,021	—	—	—	—	635
LG Electronics do Brasil Ltda.		39,803	—	—	—	—	82
LG Innotek Co., Ltd.		789	—	7,919	—	—	20,999
Hi-M.SOLUTEK		—	—	20	—	—	1,021
LG Electronics Mexicali, S.A. DE C.V.		73,128	—	—	—	—	12
LG Electronics Mlawa Sp. z o.o.		288,192	—	—	—	—	113
LG Electronics Reynosa, S.A. DE C.V.		273,768	—	—	—	—	259
LG Electronics Egypt S.A.E.		22,185	—	—	—	—	31
LG Electronics Japan, Inc.		—	—	—	10	—	1,310
P.T. LG Electronics Indonesia		131,860	—	—	—	—	48
LG Electronics Taiwan Taipei Co., Ltd.		867	—	—	—	—	191
LG Electronics Nanjing Vehicle Components Co., Ltd.		236	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	1,113
Others		2	—	123	8	—	222

	~~W~~	1,088,095	—	8,062	25	—	26,477

	~~W~~	1,142,885	—	120,012	80,498	18,220	59,677

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	242	—	54,394	733
Paju Electric Glass Co., Ltd.		—	3,668	275,351	—	—	1,969
WooRee E&L Co., Ltd.		—	—	10,589	—	—	73
YAS Co., Ltd.		—	200	6,912	12,064	—	5,298
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	96	—	—	—

	~~W~~	—	4,068	293,200	12,064	54,394	8,073

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	203,438	—	12,860	313,792	—	86,654
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	77,451	—	—	—	—	222
LG Electronics Vietnam Haiphong Co., Ltd.		326,031	—	—	592	—	991
LG Electronics Nanjing New Technology Co., Ltd.		315,482	—	—	—	—	1,047
LG Electronics RUS, LLC		65,813	—	—	—	—	1,120
LG Electronics do Brasil Ltda.		141,568	—	—	—	—	219
LG Innotek Co., Ltd.		2,352	—	18,693	451	—	63,730

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi-M.SOLUTEK	~~W~~	—	—	44	—	—	3,410
LG Electronics Mexicali, S.A. DE C.V.		228,967	—	—	—	—	64
LG Electronics Mlawa Sp. z o.o.		847,309	—	—	—	—	391
LG Electronics Reynosa, S.A. DE C.V.		890,467	—	—	—	—	639
LG Electronics Egypt S.A.E		67,219	—	—	—	—	126
LG Electronics Japan, Inc.		—	—	—	10	—	3,961
P.T. LG Electronics Indonesia		406,003	—	—	—	—	124
LG Electronics Taiwan Taipei Co., Ltd.		2,613	—	—	—	—	507
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,846	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	3,267
Others		2	—	231	594	—	690

	~~W~~	3,373,123	—	18,968	1,647	—	80,508

	~~W~~	3,576,561	4,068	325,028	327,503	54,394	175,235

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.		—	—	—	—	21,054	360
Paju Electric Glass Co., Ltd.		—	—	79,426	—	—	495
WooRee E&L Co., Ltd.		—	—	4,852	—	—	13
YAS Co., Ltd.		—	—	1,935	3,495	—	395
Material Science Co., Ltd.		—	—	24	—	—	—

	~~W~~	—	—	86,237	3,495	21,054	1,263

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	209,265	—	5,067	39,010	—	32,323
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	23,364	—	—	—	—	48
LG Electronics Vietnam Haiphong Co., Ltd.		110,146	—	—	—	—	379

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	128,090	—	—	—	—	420
LG Electronics RUS, LLC		30,885	—	—	—	—	80
LG Electronics do Brasil Ltda.		27,183	—	—	—	—	82
LG Innotek Co., Ltd.		1,402	—	6,308	—	—	17,776
Qingdao LG Inspur Digital Communication Co., Ltd.		400	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		40,437	—	—	—	—	15
LG Electronics Mlawa Sp. z o.o.		219,908	—	—	—	—	188
LG Electronics Reynosa S.A. DE C.V.		278,593	—	—	—	—	105
LG Electronics Egypt S.A.E.		12,541	—	—	—	—	50
LG Electronics Japan, Inc.		—	—	—	15	—	1,357
P.T. LG Electronics Indonesia		40,134	—	—	—	—	38
Others		1,270	—	28	—	—	2,194

	~~W~~	914,353	—	6,336	15	—	22,732

	~~W~~	1,123,618	—	97,640	42,520	21,054	56,318

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	—	—	54,869	776
Paju Electric Glass Co., Ltd.		—	7,739	217,803	—	—	2,121
WooRee E&L Co., Ltd.		—	—	10,170	—	—	32
YAS Co., Ltd.		—	300	5,263	7,153	—	2,046
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	—	8,239	233,329	7,153	54,869	4,975

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	539,537	—	15,436	194,085	—	100,086

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	40,369	—	—	—	—	113
LG Electronics Vietnam Haiphong Co., Ltd.		236,066	—	—	—	—	825
LG Electronics Nanjing New Technology Co., Ltd.		320,717	—	—	—	—	917
LG Electronics RUS, LLC		65,342	—	—	—	—	235
LG Electronics do Brasil Ltda.		84,728	—	—	—	—	166
LG Innotek Co., Ltd.		4,494	—	21,179	—	—	58,494

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	7,299	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		93,831	—	—	—	—	32
LG Electronics Mlawa Sp. z o.o.		426,470	—	—	—	—	994
LG Electronics Reynosa, S.A. DE C.V.		484,053	—	—	—	—	777
LG Electronics Egypt S.A.E		48,430	—	—	—	—	352
LG Electronics Japan, Inc.		—	—	—	23	—	4,218
P.T. LG Electronics Indonesia		74,667	—	—	—	—	160
Others		3,915	—	181	—	—	5,789

	~~W~~	1,890,381	—	21,360	23	—	73,072

	~~W~~	2,429,918	8,239	270,125	201,261	54,869	178,133

27.	Related Parties and Others, Continued

(c) Trade accounts and notes receivable and payable and others as of September 30, 2021 and December 31, 2020 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020
Associates
AVATEC Co., Ltd.	~~W~~	—	—	4,144	2,714
Paju Electric Glass Co., Ltd.		—	—	104,361	84,095
WooRee E&L Co., Ltd.		878	—	667	3,637
YAS Co., Ltd.		—	—	7,172	18,126
Material Science Co., Ltd.		—	—	49	—

	~~W~~	878	—	116,393	108,572

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	58,059	94,193	97,153	88,629

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt.		29,382	3,697	27	—
LG Electronics Vietnam Haiphong Co., Ltd.		59,291	36,417	60	16
LG Electronics Nanjing New Technology Co., Ltd.		54,732	88,075	12	83
LG Electronics RUS, LLC		11,394	10,295	3	—
LG Electronics do Brasil Ltda.		15,084	7,481	2	14
LG Innotek Co., Ltd.		107	227	39,728	31,309

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020
Hi-M.SOLUTEK	~~W~~	—	—	1,070	582
LG Electronics Mexicali, S.A. DE C.V.		46,946	20,969	—	15
LG Electronics Mlawa Sp. z o.o.		185,050	89,481	32	10
LG Electronics Reynosa, S.A. DE C.V.		158,549	70,555	—	50
LG Electronics Egypt S.A.E		15,801	13,359	12	—
LG Electronics Japan, Inc.		—	—	447	467
P.T. LG Electronics Indonesia		97,247	48,677	26	—
LG Electronics Taiwan Taipei Co., Ltd.		794	337	77	35
LG Electronics Nanjing Vehicle Components Co., Ltd		—	457	—	—
LG Technology Ventures LLC		—	—	28	11
Others		9	10	1,139	967

	~~W~~	674,386	390,037	42,663	33,559

	~~W~~	733,323	484,230	256,209	230,760

27.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2021 and 2020 and as of September 30, 2021 and December 31, 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2021			For the nine-month period ended September 30, 2021		September 30, 2021
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	155,017	65,789	473,317	210,061	114,336	32,171
LG Uplus Corp.		—	577	—	1,736	—	164
LG Chem Ltd. and its subsidiaries		36	159,523	103	473,638	2,977	112,916
S&I Corp. and its subsidiaries		78	80,091	235	243,266	5,862	79,734
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,434	356,865	2,434	947,227	—	153,504
LG Corp.		—	16,606	—	48,818	6,754	5,891
LG Management Development Institute		—	6,108	—	16,245	3,480	702
LG CNS Co., Ltd. and its subsidiaries		8	49,140	22	137,426	3	31,516
LG Household & Health Care and its subsidiaries		—	128	—	260	—	77
LG Holdings Japan Co., Ltd.		—	—	—	512	—	—
G2R Inc. and its subsidiaries		—	6,504	—	10,563	—	5,253
Robostar Co., Ltd.		—	965	—	5,958	—	1,379

	~~W~~	157,573	742,296	476,111	2,095,710	133,412	423,307

(*1)	LG International Corp. renamed the Company as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed the Company as LX Semicon Co., Ltd. on July 1, 2021.

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020			For the nine-month period ended September 30, 2020		December 31, 2020
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	101,824	62,526	273,839	205,992	81,353	28,583
LG Uplus Corp.		—	480	—	1,598	—	151
LG Chem Ltd. and its subsidiaries		92	230,536	1,231	637,212	115	179,944
S&I Corp. and its subsidiaries		79	86,356	246	169,451	5,864	103,896
Silicon Works Co., Ltd.		—	279,396	36	583,725	—	136,715
LG Corp.		—	15,705	—	40,122	6,799	1,417
LG Management Development Institute		—	2,078	—	5,662	3,480	351
LG CNS Co., Ltd. and its subsidiaries		6	42,575	19	101,873	253	93,477
LG Household & Health Care and its subsidiaries		—	162	—	246	—	—
LG Holdings Japan Co., Ltd.		—	545	—	1,631	2,244	—
G2R Inc. and its subsidiaries		—	11,850	—	22,357	—	8,851
Robostar Co., Ltd.		—	164	—	701	—	1,033

	~~W~~	102,001	732,373	275,371	1,770,570	100,108	554,418

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Short-term benefits	~~W~~	961	530	2,663	1,629
Expenses related to the defined benefit plan		86	83	289	262

	~~W~~	1,047	613	2,952	1,891

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2021, the condensed separate interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2021 and 2020, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Other Matters

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, were audited by us in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2021, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 12, 2021

This report is effective as of November 12, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2021 and December 31, 2020

(In millions of won)	Note	September 30, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 24	~~W~~	336,599	1,220,098
Deposits in banks	4, 24		76,913	76,852
Trade accounts and notes receivable, net	5, 14, 24, 26		5,210,739	3,797,248
Other accounts receivable, net	5, 24		69,445	141,332
Other current financial assets	6, 24		70,290	43,151
Inventories	7		2,351,680	1,418,122
Prepaid income tax	22		288	110,388
Other current assets			239,188	140,863

Total current assets			8,355,142	6,948,054

Deposits in banks	4, 24		11	11
Investments	8		4,956,693	4,784,828
Other non-current accounts receivable, net	5, 24		6,430	5,797
Other non-current financial assets	6, 24		82,605	29,133
Property, plant and equipment, net	9		11,587,582	11,736,673
Intangible assets, net	10		1,366,048	887,431
Deferred tax assets	22		2,031,731	1,971,787
Defined benefit assets	12		106,556	224,997
Other non-current assets			112,730	116,491

Total non-current assets			20,250,386	19,757,148

Total assets		~~W~~	28,605,528	26,705,202

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	5,517,622	4,591,319
Current financial liabilities	11, 24		3,740,294	2,162,989
Other accounts payable	24		2,452,900	2,373,730
Accrued expenses			869,340	499,610
Provisions	13		182,668	196,107
Advances received			65,755	312,790
Other current liabilities			53,986	44,115

Total current liabilities			12,882,565	10,180,660

Non-current financial liabilities	11, 24		4,379,821	6,072,225
Non-current provisions	13		95,138	89,633
Other non-current liabilities	24		583,198	99,449

Total non-current liabilities			5,058,157	6,261,307

Total liabilities			17,940,722	16,441,967

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,634,945	6,223,043
Reserves	15		(10,331)	—

Total equity			10,664,806	10,263,235

Total liabilities and equity		~~W~~	28,605,528	26,705,202

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(In millions of won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2021		2020	2021	2020
Revenue	16, 26	~~W~~	6,977,999	6,469,115	20,221,202	15,841,644
Cost of sales	7, 17, 26		(6,207,794)	(5,921,321)	(17,891,257)	(15,414,857)

Gross profit			770,205	547,794	2,329,945	426,787

Selling expenses	17, 18		(144,944)	(142,397)	(408,879)	(372,164)
Administrative expenses	17, 18		(153,721)	(114,257)	(427,031)	(322,400)
Research and development expenses	17		(313,239)	(268,640)	(874,087)	(814,700)

Operating profit (loss)			158,301	22,500	619,948	(1,082,477)

Finance income	21		343,466	88,132	338,925	174,096
Finance costs	21		(245,898)	(207,852)	(517,259)	(300,533)
Other non-operating income	20		429,772	153,327	823,725	733,412
Other non-operating expenses	17, 20		(412,744)	(218,184)	(798,662)	(784,143)

Profit (loss) before income tax			272,897	(162,077)	466,677	(1,259,645)
Income tax expense (benefit)	22		28,174	(92,249)	46,691	(396,156)

Profit (loss) for the period			244,723	(69,828)	419,986	(863,489)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(2,171)	(776)	(8,084)	(3,586)
Items that will be reclassified to profit or loss
Loss on valuation of derivative	24		(10,331)	—	(10,331)	—

Other comprehensive income for the period, net of income tax			(12,502)	(776)	(18,415)	(3,586)

Total comprehensive income (loss) for the period		~~W~~	232,221	(70,604)	401,571	(867,075)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	~~W~~	684	(195)	1,174	(2,413)
Diluted earnings (loss) per share	23	~~W~~	231	(195)	961	(2,413)

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	—	10,666,093

Total comprehensive loss for the period
Loss for the period		—	—	(863,489)	—	(863,489)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,586)	—	(3,586)

Total comprehensive loss for the period	~~W~~	—	—	(867,075)	—	(867,075)

Balances at September 30, 2020	~~W~~	1,789,079	2,251,113	5,758,826	—	9,799,018

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive income for the period
Profit for the period		—	—	419,986	—	419,986

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(8,084)	—	(8,084)
Loss on valuation of derivative		—	—	—	(10,331)	(10,331)

Total other comprehensive loss		—	—	(8,084)	(10,331)	(18,415)

Total comprehensive income (loss) for the period	~~W~~	—	—	411,902	(10,331)	401,571

Balances at September 30, 2021	~~W~~	1,789,079	2,251,113	6,634,945	(10,331)	10,664,806

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	419,986	(863,489)
Adjustments for:
Income tax expense (benefit)	22		46,691	(396,156)
Depreciation and amortization	17		1,894,735	1,916,165
Gain on foreign currency translation			(169,026)	(74,710)
Loss on foreign currency translation			231,586	100,866
Expenses related to defined benefit plans	12		106,901	119,095
Gain on disposal of property, plant and equipment			(18,328)	(16,758)
Loss on disposal of property, plant and equipment			39,830	28,525
Impairment loss on disposal of property, plant and equipment			9,480	4,871
Gain on disposal of intangible assets			(196)	—
Loss on disposal of intangible assets			—	28
Impairment loss on intangible assets			13,835	69,293
Reversal of impairment loss on intangible assets			(640)	(1,260)
Expense on increase of provisions			148,902	188,031
Finance income			(318,419)	(149,321)
Finance costs			508,828	269,737
Other income			—	(19,836)
Other expenses			15,357	—

			2,509,536	2,038,570

Changes in
Trade accounts and notes receivable			(1,255,784)	(1,556,641)
Other accounts receivable			66,320	71,475
Inventories			(933,558)	(52,249)
Other current assets			(51,344)	(16,456)
Other non-current assets			(37,696)	(50,807)
Trade accounts and notes payable			760,063	1,481,420
Other accounts payable			(38,521)	(496,592)
Accrued expenses			381,378	(17,895)
Provisions			(156,836)	(177,724)
Advances received			(247,034)	(85,056)
Other current liabilities			(579)	(16,295)
Defined benefit liabilities, net			685	(6,785)
Other non-current liabilities			1,838	8,733

			(1,511,068)	(914,872)

Cash generated from operating activities			1,418,454	260,209
Income taxes refunded			6,238	35,533
Interests received			1,896	8,732
Interests paid			(175,967)	(226,558)

Net cash provided by operating activities		~~W~~	1,250,621	77,916

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(76,913)	(76,851)
Proceeds from withdrawal of deposits in banks			76,852	77,257
Acquisition of financial asset at fair value through profit or loss			—	(200)
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Acquisition of investments			(171,865)	—
Proceeds from disposal of investments			1,800	197,834
Acquisition of property, plant and equipment			(1,328,243)	(930,233)
Proceeds from disposal of property, plant and equipment			53,946	314,120
Acquisition of intangible assets			(441,937)	(276,506)
Proceeds from disposal of intangible assets			2,946	1,260
Receipt from (payment for) settlement of derivatives			(26,446)	25,482
Proceeds from collection of short-term loans			12,067	10,151
Increase in long-term loans			(12,918)	—
Increase in deposits			(249)	(358)
Decrease in deposits			1,237	1,285
Proceeds from disposal other assets			—	11,000

Net cash used in investing activities			(1,905,631)	(637,514)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			770,460	855,095
Repayments of short-term borrowings			(770,460)	(850,356)
Proceeds from issuance of bonds			498,027	49,949
Proceeds from long-term borrowings			479,770	628,256
Repayments of current portion of long-term borrowings and bonds			(1,200,651)	(926,316)
Payment guarantee fee received			3,763	5,717
Repayments of lease liabilities			(9,398)	(9,283)

Net cash used in financing activities			(228,489)	(246,938)

Net decrease in cash			(883,499)	(806,536)
Cash at January 1			1,220,098	1,105,245

Cash at September 30		~~W~~	336,599	298,709

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2021, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2021, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2021, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2021, there are 16,957,762 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2020.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2020, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	336,599	1,220,098
Deposits in banks
Restricted deposits (*)	~~W~~	76,913	76,852
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable

(a)	Trade accounts and notes receivable as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Due from third parties	~~W~~	301,057	201,640
Due from related parties		4,909,682	3,595,608

	~~W~~	5,210,739	3,797,248

(b)	Other accounts receivable as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current assets
Non-trade receivables, net	~~W~~	51,085	130,217
Accrued income		18,360	11,115

	~~W~~	69,445	141,332

Non-current assets
Long-term non-trade receivables	~~W~~	6,430	5,797

	~~W~~	75,875	147,129

Due from related parties included in other accounts receivable as of September 30, 2021 and December 31, 2020 are ~~W~~35,641 million and ~~W~~59,620 million, respectively.

5.	Trade Accounts and Notes Receivable and Other Accounts Receivable, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,210,772	76,403	(33)	(1,437)
1-15 days past due		—	290	—	(3)
16-30 days past due		—	50	—	—
31-60 days past due		—	367	—	—
More than 60 days past due		—	277	—	(72)

	~~W~~	5,210,772	77,387	(33)	(1,512)

	December 31, 2020
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,796,830	146,153	(27)	(1,466)
1-15 days past due		415	919	—	(7)
16-30 days past due		30	521	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,797,275	148,632	(27)	(1,503)

Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are as follows:

	September 30, 2021			December 31, 2020
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	27	1,503	5	2,978
(Reversal of) bad debt expense		6	9	22	(411)
Write-off		—	—	—	(1,064)

Balance at the end of the reporting period	~~W~~	33	1,512	27	1,503

6.	Other Financial Assets

Other financial assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	49,030	9,252
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	20	24
Financial assets carried at amortized cost
Short-term loans	~~W~~	21,240	28,491
Deposits		—	5,384

		21,240	33,875

	~~W~~	70,290	43,151

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,571	1,381
Convertible bonds		1,289	1,289
Derivatives(*)		53,922	111

	~~W~~	57,782	2,781

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	28	48

Financial assets carried at amortized cost
Deposits	~~W~~	11,417	12,405
Long-term loans		13,378	13,899

	~~W~~	24,795	26,304

	~~W~~	82,605	29,133

(*)

Represents valuation gain from cross currency interest rate swap contracts related to foreign currency denominated borrowings and bonds and others. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Finished goods	~~W~~	479,362	372,864
Work-in-process		1,126,488	539,747
Raw materials		649,351	411,165
Supplies		96,479	94,346

	~~W~~	2,351,680	1,418,122

For the nine-month periods ended September 30, 2021 and 2020, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2021		2020
Inventories recognized as cost of sales	~~W~~	17,891,257	15,414,857
Including: inventory write-downs		145,139	327,019
Including: usage of inventory write-downs		(178,155)	(408,567)

There were no significant reversals of inventory write-downs recognized during the nine-month periods ended September 30, 2021 and 2020.

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2021			December 31, 2020
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		47,529	100%		13,564
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	100%		149,200	100%		11,300

				~~W~~	4,871,004		~~W~~	4,699,139

8.	Investments, Continued

(*)

For the nine-month period ended September 30, 2021, the Company contributed ~~W~~33,965 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Associates as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)			September 30, 2021			December 31, 2020
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		10,540	14%		10,540
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	15%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		2,609	12%		2,609
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,791	10%		3,791
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%		5,660	3%		5,660

				~~W~~	85,689		~~W~~	85,689

Dividends income recognized from subsidiaries and associates for the nine-month periods ended September 30, 2021 and 2020 amounted to ~~W~~4,068 million and ~~W~~8,239 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2021 and 2020, the Company purchased property, plant and equipment of ~~W~~1,476,912 million and ~~W~~917,400 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~11,098 million and 2.76%, and ~~W~~74,975 million and 2.90%, for the nine-month periods ended September 30, 2021 and 2020, respectively. In addition, for the nine-month periods ended September 30, 2021 and 2020, the Company recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~11,669 million and ~~W~~11,006 million, respectively. Also, for the nine-month periods ended September 30, 2021 and 2020, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~75,268 million and ~~W~~99,573 million, respectively, and recognized ~~W~~18,328 million and ~~W~~39,830 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2021 (gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2020: ~~W~~16,758 million and ~~W~~28,525 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2021 and December 31, 2020 are ~~W~~319,666 million and ~~W~~301,953 million, respectively. For the nine-month periods ended September 30, 2021 and 2020, the Company recognized an impairment loss amounting to ~~W~~13,835 million and ~~W~~68,618 million in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Current
Short-term borrowings	~~W~~	355,470	326,400
Current portion of long-term borrowings and bonds		3,351,546	1,769,735
Current portion of payment guarantee liabilities		3,882	4,576
Derivatives(*1)		14,023	58,875
Cash flow hedging derivatives(*2)		10,331	—
Lease liabilities		5,042	3,403

	~~W~~	3,740,294	2,162,989

Non-current
Won denominated borrowings	~~W~~	1,942,875	2,435,000
Foreign currency denominated borrowings		1,380,409	1,572,160
Bonds		1,045,630	1,948,541
Payment guarantee liabilities		3,459	5,797
Derivatives(*1)		4,839	108,750
Lease liabilities		2,609	1,977

	~~W~~	4,379,821	6,072,225

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency.

(b)	Short-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of September 30, 2021(%)(*)	September 30, 2021		December 31, 2020
Standard Chartered Bank Korea Limited	12ML +1.68	~~W~~	355,470	326,400

Foreign currency equivalent			USD 300	USD 300

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2021 (%)(*)	September 30, 2021		December 31, 2020
Woori Bank	—	~~W~~	—	60
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 1.90~3.25		2,644,375	3,272,500
Less current portion of long-term borrowings			(701,500)	(837,560)

		~~W~~	1,942,875	2,435,000

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2021 (%)	September 30, 2021		December 31, 2020
The Export-Import Bank of Korea and others	3ML+0.75 ~2.40 6ML+1.25 ~1.43 1.82	~~W~~	2,043,953		1,680,960

Foreign currency equivalent		USD	1,725	USD	1,545
Less current portion of long-term borrowings			(663,544)		(108,800)

		~~W~~	1,380,409		1,572,160

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2021(%)	September 30, 2021		December 31, 2020
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2021~ September 2026	1.95~2.95	~~W~~	1,520,000	1,320,000
Privately issued bonds	May 2022~ May 2033	3.25~4.25		160,000	160,000
Less discount on bonds				(2,895)	(1,798)
Less current portion				(749,710)	(499,796)

			~~W~~	927,395	978,406

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	355,470	326,400
Privately issued bonds	April 2023	3ML+1.47		118,490	108,800
Foreign currency equivalent				USD 400	USD 400
Less discount on bonds				(694)	(3,161)
Less current portion				(355,031)	(323,579)

			~~W~~	118,235	108,460

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	881,761	861,675

Foreign currency equivalent				USD 744	USD 792
Less current portion				(881,761)	—

			~~W~~	—	861,675

			~~W~~	1,045,630	1,948,541

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of September 30, 2021 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2. Early redemption:

The Company has a right to redeem before maturity (call option) and the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2021 is as follows:

(In won and No. of shares)	September 30, 2021
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Present value of partially funded defined benefit obligations	~~W~~	1,462,486	1,392,293
Fair value of plan assets		(1,569,042)	(1,617,290)

	~~W~~	(106,556)	(224,997)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Current service cost	~~W~~	37,108	40,475	111,322	121,424
Net interest cost		(1,474)	(777)	(4,421)	(2,329)

	~~W~~	35,634	39,698	106,901	119,095

(c)	Plan assets as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Guaranteed deposits in banks	~~W~~	1,569,042	1,617,290

As of September 30, 2021, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Remeasurements of net defined benefit liabilities	~~W~~	(2,914)	(1,042)	(10,855)	(4,824)
Tax effect		743	266	2,771	1,238

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(2,171)	(776)	(8,084)	(3,586)

13.	Provisions

Changes	in provisions for the nine-month period ended September 30, 2021 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2021	~~W~~	270,834	14,906	285,740
Additions (reversal)		148,902	(7,169)	141,733
Usage		(149,667)	—	(149,667)

Balance at September 30, 2021	~~W~~	270,069	7,737	277,806

Current	~~W~~	174,931	7,737	182,668
Non-current	~~W~~	95,138	—	95,138

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of September 30, 2021, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

Between April 2019 and September 2020, Solas OLED Ltd. filed altogether four patent infringement actions, with two in the United States District Court for the Western District of Texas, one in the Mannheim District Court in Germany and one in the Beijing Intellectual Property Court in China, against the Company and television manufacturers. In December 2020, the parties reached an agreement to amicably settle all claims and all patent infringement actions have been formally dismissed during the nine-month period ended September 30, 2021.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,065 million (~~W~~1,261,919 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2021, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~515,791 million in connection with its domestic and export sales transactions and, as of September 30, 2021, ~~W~~20,280 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of September 30, 2021, the Company entered into agreements with financial institutions in relation to opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	150	~~W~~	177,735
Sumitomo Mitsui Banking Corporation	USD	50		59,245
Industrial Bank of Korea	USD	100		118,490
Industrial and Commercial Bank of China	USD	200		236,980
Shinhan Bank	USD	300		355,470
KB Kookmin Bank	USD	100		118,490
MUFG Bank	USD	100		118,490
The Export–Import Bank of Korea	USD	200		236,980

	USD	1,200	~~W~~	1,421,880

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,035 million (~~W~~1,226,270 million).

In addition, the Company obtained payment guarantees amounting to USD 306 million (~~W~~362,357 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,370 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of September 30, 2021, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of September 30, 2021.

15.	Share Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2021 and December 31, 2020, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2020 to September 30, 2021.

(b)	Reserves

Reserves as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Gain or loss on valuation of derivatives(*)	~~W~~	(10,331)	—

(*)	Gain or loss on valuation of derivatives is the effective portion of the derivatives to which cash flow hedging accounting has been applied.

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Sales of goods	~~W~~	6,962,279	6,447,529	20,152,255	15,785,453
Royalties		8,904	14,748	46,246	34,913
Others		6,816	6,838	22,701	21,278

	~~W~~	6,977,999	6,469,115	20,221,202	15,841,644

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Changes in inventories	~~W~~	(538,208)	(129,955)	(933,558)	(52,249)
Purchases of raw materials and others		2,391,343	2,557,901	6,981,395	6,098,010
Depreciation and amortization		662,736	619,678	1,894,735	1,916,165
Outsourcing		2,754,222	2,168,192	7,410,439	5,420,921
Labor		784,104	539,945	2,036,030	1,596,680
Supplies and others		217,122	153,968	592,851	438,937
Utility		192,760	176,639	528,199	495,626
Fees and commissions		138,062	88,903	333,871	275,988
Shipping		19,276	14,601	56,833	41,392
Advertising		32,006	26,087	105,613	94,911
Warranty		40,997	88,876	148,902	177,031
Travel		14,924	22,028	40,127	43,076
Taxes and dues		15,725	14,554	47,173	41,709
Others		124,047	160,183	423,899	447,240

	~~W~~	6,849,116	6,501,600	19,666,509	17,035,437

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Salaries	~~W~~	71,873	47,529	192,199	142,830
Expenses related to defined benefit plans		5,337	6,204	16,267	18,519
Other employee benefits		13,887	9,972	37,546	31,113
Shipping		13,414	10,459	39,988	28,207
Fees and commissions		61,150	31,007	129,802	94,791
Depreciation		37,044	20,004	105,739	63,733
Taxes and dues		753	1,029	2,418	2,085
Advertising		32,006	26,087	105,613	94,911
Warranty		40,997	88,876	148,902	177,031
Insurance		2,324	2,127	6,951	5,690
Travel		1,183	1,792	2,817	5,125
Training		3,587	1,827	8,733	4,358
Others		15,110	9,741	38,935	26,171

	~~W~~	298,665	256,654	835,910	694,564

19.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Salaries and wages	~~W~~	675,847	435,081	1,751,399	1,300,338
Other employee benefits		91,347	59,545	235,499	187,022
Contributions to National Pension plan		17,423	16,674	50,473	50,644
Expenses related to defined benefit plans and defined contribution plans		35,868	39,836	107,547	119,570

	~~W~~	820,485	551,136	2,144,918	1,657,574

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Foreign currency gain	~~W~~	413,557	138,419	795,672	702,441
Gain on disposal of property, plant and equipment		11,032	4,610	18,328	16,758
Gain on disposal of intangible assets		196	—	196	—
Reversal of impairment loss on intangible assets		—	660	640	1,260
Rental income		450	411	1,306	1,259
Others		4,537	9,227	7,583	11,694

	~~W~~	429,772	153,327	823,725	733,412

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Foreign currency loss	~~W~~	383,326	163,199	733,407	672,827
Loss on disposal of property, plant and equipment		21,840	10,639	39,830	28,525
Impairment loss on property, plant and equipment		994	—	9,480	4,871
Loss on disposal of intangible assets		—	21	—	28
Impairment loss on intangible assets		5,306	38,782	13,835	69,293
Donations		42	—	227	318
Others		1,236	5,543	1,883	8,281

	~~W~~	412,744	218,184	798,662	784,143

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Finance income
Interest income	~~W~~	983	1,398	1,884	8,061
Dividend income		—	—	4,068	8,239
Foreign currency gain		11,043	84,679	24,820	31,948
Gain on disposal of investments		—	—	—	8,392
Gain on transaction of derivatives		—	515	—	28,066
Gain on valuation of derivatives		121,639	—	242,352	50,970
Gain on valuation of financial assets at fair value through profit or loss		—	—	1,254	—
Gain on valuation of financial liabilities at fair value through profit or loss		208,557	—	60,838	33,634
Other		1,244	1,540	3,709	4,786

	~~W~~	343,466	88,132	338,925	174,096

Finance costs
Interest expense	~~W~~	67,292	45,874	185,097	152,949
Foreign currency loss		173,881	11,487	305,133	75,686
Loss on early repayment of borrowings		—	296	250	794
Loss on sale of trade accounts and notes receivable		53	563	88	1,768
Loss on valuation of financial assets at fair value through profit or loss		—	229	63	1,721
Loss on valuation of financial liabilities at fair value through profit or loss		—	99,945	—	—
Loss on transaction of derivatives		4,657	2,585	26,446	2,585
Loss on valuation of derivatives		—	46,550	—	63,603
Others		15	323	182	1,427

	~~W~~	245,898	207,852	517,259	300,533

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2021		2020	2021	2020
Current tax expense (benefit)	~~W~~	549	(34,964)	(5,357)	(34,711)
Deferred tax expense (benefit)		27,625	(57,285)	52,048	(361,445)

Income tax expense (benefit)	~~W~~	28,174	(92,249)	46,691	(396,156)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2021 and December 31, 2020 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Other accounts receivable, net	~~W~~	—	—	(9)	(13)	(9)	(13)
Inventories, net		33,175	38,700	—	—	33,175	38,700
Defined benefit liabilities, net		—	—	(16,066)	(35,617)	(16,066)	(35,617)
Accrued expenses		196,218	115,762	—	—	196,218	115,762
Property, plant and equipment		466,208	476,162	—	—	466,208	476,162
Intangible assets		15,635	16,226	—	—	15,635	16,226
Provisions		69,361	70,125	—	—	69,361	70,125
Other temporary differences		32,459	81,585	(2,045)	(2,045)	30,414	79,540
Tax loss carryforwards		806,507	819,133	—	—	806,507	819,133
Tax credit carryforwards		430,288	391,769	—	—	430,288	391,769

Deferred tax assets (liabilities)	~~W~~	2,049,851	2,009,462	(18,120)	(37,675)	2,031,731	1,971,787

22.	Income Tax Expense (Benefit), Continued

(c)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures for two subsidiaries have been completed and three subsidiaries have been ongoing. Of taxes paid by subsidiaries, the Company recognized deferred tax assets for the amount which double taxation effect is expected to be eliminated.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

(In won and number of shares)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2021		2020	2021	2020
Profit (loss) for the period	~~W~~	244,722,623,797	(69,828,838,537)	419,985,745,801	(863,489,424,163)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	684	(195)	1,174	(2,413)

For the three-month and nine-month periods ended September 30, 2021 and 2020, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings per share for the three-month and nine-month periods ended September 30, 2021 are as follows:

(In won and number of shares)	2021
	For the three-month periods ended September 30		For the nine-month periods ended September 30
Profit for the period	~~W~~	244,722,623,797	419,985,745,801
Adjustments:
Interest expenses of convertible bond, net of income tax		2,907,409,095	8,533,633,457
Gain on fair value valuation of convertible bond, net of income tax		(155,312,239,309)	(45,305,824,343)
Diluted profit for the period		92,317,793,583	383,213,554,915
Weighted-average number of common stocks outstanding after adjustment		398,804,698	398,804,698

Diluted earnings per share	~~W~~	231	961

23.	Earnings (Loss) Per Share, Continued

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)	2021
	For the three-month period ended September 30		For the nine-month period ended September 30
Weighted-average number of common stocks outstanding	~~W~~	357,815,700	357,815,700
Adjustment : Convertible bonds		40,988,998	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698	398,804,698

Diluted loss per share is not different from basic loss per share due to loss as there is no dilution effects of potential common stocks for the nine-month period ended September 30, 2020. As of September 30, 2020, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forward, currency swap and others.

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2021 and December 31, 2020 is as follows:

(In millions)	September 30, 2021
	USD	JPY	EUR
Cash and cash equivalents	280	374	—
Trade accounts and notes receivable	4,315	3,789	—
Non-trade receivables	19	66	—
Trade accounts and notes payable	(2,859)	(10,342)	—
Other accounts payable	(1,173)	(9,507)	(1)
Financial liabilities	(3,169)	—	—

	(2,587)	(15,620)	(1)

Cross currency interest rate swap contracts	2,125	—	—

Net exposure	(462)	(15,620)	(1)

24.	Financial Risk Management, Continued

(In millions)	December 31, 2020
	USD	JPY	CNY	PLN	EUR	GBP
Cash and cash equivalents	1,112	7	41	2	—	—
Trade accounts and notes receivable	3,425	1,782	—	—	—	—
Non-trade receivables	79	90	—	—	6	—
Trade accounts and notes payable	(3,035)	(8,853)	—	—	—	—
Other accounts payable	(266)	(4,765)	(25)	—	(1)	(2)
Financial liabilities	(3,034)	—	—	—	—	—

	(1,719)	(11,739)	16	2	5	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—

Net exposure	506	(11,739)	16	2	5	(2)

Average exchange rates applied for the nine-month periods ended September 30, 2021 and 2020 and the exchange rates at September 30, 2021 and December 31, 2020 are as follows:

(In won)	Average rate (year-to-date)			Reporting date spot rate
	2021		2020	September 30, 2021	December 31, 2020
USD	~~W~~	1,130.99	1,200.52	1,184.90	1,088.00
JPY		10.43	11.16	10.58	10.54
CNY		174.82	171.46	183.03	166.96
PLN		297.68	305.16	296.63	292.02
EUR		1,353.22	1,349.23	1,374.31	1,338.24
GBP		1,566.85	1,525.15	1,591.14	1,482.40

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2021 and December 31, 2020, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2021			December 31, 2020
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(20,383)	(20,383)	19,957	19,957
JPY (5 percent weakening)		(6,154)	(6,154)	(4,486)	(4,486)
CNY (5 percent weakening)		—	—	97	97
PLN (5 percent weakening)		—	—	21	21
EUR (5 percent weakening)		(51)	(51)	243	243
GBP (5 percent weakening)		—	—	(107)	(107)

A stronger won against the above currencies as of September 30, 2021 and December 31, 2020 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rates risks. As of September 30, 2021, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain or loss on valuation amounting to KRW 10,331 million (contracted selling amount: USD 600 million, contracted exchange rate: KRW 1,160~1,187.25) is recognized in other comprehensive income (loss). The expected settlement dates of contracted derivative instruments are within six months from September 30, 2021.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,725 million (~~W~~2,043,953 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2021 and December 31, 2020 is as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Fixed rate instruments
Financial assets	~~W~~	413,560	1,297,022
Financial liabilities		(5,562,232)	(5,792,416)

	~~W~~	(5,148,672)	(4,495,394)

Variable rate instruments
Financial liabilities	~~W~~	(2,513,698)	(2,259,420)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2021 and December 31, 2020, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2021
Variable rate instruments (*)	~~W~~	(2,234)	2,234	(2,234)	2,234
December 31, 2020
Variable rate instruments (*)	~~W~~	(2,333)	2,333	(2,333)	2,333

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2021 and December 31, 2020 is as follows:

(In millions of won)	September 30, 2021		December 31, 2020
Financial assets carried at amortized cost
Cash equivalents	~~W~~	336,599	1,220,098
Deposits in banks		76,924	76,863
Trade accounts and notes receivable, net		5,210,739	3,797,248
Non-trade receivables		51,085	130,217
Accrued income		18,360	11,115
Deposits		11,417	17,789
Short-term loans		21,240	28,491
Long-term loans		13,378	13,899
Long-term non-trade receivables		6,430	5,797

	~~W~~	5,746,172	5,301,517

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,289	1,289
Derivatives		102,952	9,363

	~~W~~	104,241	10,652

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	72

	~~W~~	5,850,461	5,312,241

In addition to the financial assets above, as of September 30, 2021, the Company provides payment guarantees in connection with the subsidiary’s principal amount of credit facilities amounting to USD 1,035 million (~~W~~1,226,270 million) (see note 14).

24.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2021.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,043,798	5,246,621	944,782	882,627	1,747,559	1,671,653	—
Bonds		3,032,132	3,104,671	900,146	1,076,577	381,475	656,415	90,058
Trade accounts and notes payable		5,517,622	5,517,622	5,072,642	444,980	—	—	—
Other accounts payable		1,168,622	1,170,013	1,092,777	77,236	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		1,284,278	1,284,278	852,821	431,457	—	—	—
Long-term other accounts payable		491,453	584,235	—	—	99,556	260,733	223,946
Payment guarantee(*2)		7,341	1,250,018	287,934	159,562	404,625	397,897	—
Security deposits received		11,830	11,830	3,510	4,810	3,510	—	—
Lease liabilities		7,651	7,842	3,885	1,350	1,977	630	—

Derivative financial liabilities
Derivatives	~~W~~	18,862	11,957	6,049	5,189	719	—	—
Derivatives for cash flow hedge		10,331	10,331	10,331	—	—	—	—

	~~W~~	16,593,920	18,199,418	9,174,877	3,083,788	2,639,421	2,987,328	314,004

24.	Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the nine-month period ended September 30, 2021 is as follows:

(In millions of won)	January 1, 2021		Change (Cash flows from operation activities)	September 30, 2021
Other accounts payable (enterprise procurement cards)	~~W~~	1,078,150	206,128	1,284,278

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2021		December 31, 2020
Total liabilities	~~W~~	17,940,722	16,441,967
Total equity		10,664,806	10,263,235
Cash and deposits in banks (*1)		413,512	1,296,950
Borrowings (including bonds)		8,075,930	8,051,836
Total liabilities to equity ratio		168%	160%
Net borrowings to equity ratio (*2)		72%	66%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v) Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are exchange rates and interest rates observable in the market at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021			December 31, 2020
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	336,599	(*)	1,220,098	(*)
Deposits in banks		76,924	(*)	76,863	(*)
Trade accounts and notes receivable		5,210,739	(*)	3,797,248	(*)
Non-trade receivables		51,085	(*)	130,217	(*)
Accrued income		18,360	(*)	11,115	(*)
Deposits		11,417	(*)	17,789	(*)
Short-term loans		21,240	(*)	28,491	(*)
Long-term loans		13,378	(*)	13,899	(*)
Long-term non-trade receivables		6,430	(*)	5,797	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,571	2,571	1,381	1,381
Convertible bonds		1,289	1,289	1,289	1,289
Derivatives		102,952	102,952	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	48	72	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	18,862	18,862	167,625	167,625
Convertible bonds		881,761	881,761	861,675	861,675
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	10,331	10,331	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,043,798	5,072,715	5,279,920	5,311,440
Bonds		2,150,371	2,166,655	1,910,241	1,923,517
Trade accounts and notes payable		5,517,622	(*)	4,591,319	(*)
Other accounts payable		2,452,900	(*)	2,373,730	(*)
Long-term other accounts payable		491,453	(*)	—	(*)
Payment guarantee liabilities		7,341	(*)	10,373	(*)
Security deposits received		11,830	(*)	12,350	(*)
Lease liabilities		7,651	(*)	5,380	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,571	2,571
Convertible bonds		—	—	1,289	1,289
Derivatives		—	102,952	—	102,952
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	18,862	—	18,862
Convertible bonds		881,761	—	—	881,761
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	10,331	—	10,331

24.	Financial Risk Management, Continued

ii)	Financial instruments measured at fair value, Continued

	December 31, 2020
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,381	1,381
Convertible bonds		—	—	1,289	1,289
Derivatives		—	9,363	—	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	167,625	—	167,625
Convertible bonds		861,675	—	—	861,675

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2021 and December 31, 2020 are as follows:

(In millions of won)	September 30, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,072,715	Discounted cash flow	Discount rate
Bonds		—	—	2,166,655	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,311,440	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021	December 31, 2020
Borrowings, bonds and others	1.66~4.30%	2.15~4.46%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2021 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2021		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2021
Short-term borrowings	~~W~~	326,400	—	—	29,070	—	—	355,470
Current portion of long-term borrowings and bonds(*)		1,769,735	(1,200,651)	2,684,279	153,219	5,553	(60,589)	3,351,546
Payment guarantee liabilities		10,373	3,763	—	—	—	(6,795)	7,341
Long-term borrowings		4,007,160	479,770	(1,264,365)	100,719	—	—	3,323,284
Bonds		1,948,541	498,027	(1,419,914)	9,669	9,307	—	1,045,630
Lease liabilities		5,380	(9,398)	—	—	—	11,669	7,651

	~~W~~	8,067,589	(228,489)	—	292,677	14,860	(55,715)	8,090,922

(*)	Others include ~~W~~60,838 million of gain on valuation of financial liabilities at fair value through profit or loss.

26.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2021 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,202,039	—	—	—	—	15
LG Display Japan Co., Ltd.		551,448	—	—	—	—	—
LG Display Germany GmbH		539,728	—	—	—	—	4,086
LG Display Taiwan Co., Ltd.		612,901	—	—	—	—	238
LG Display Nanjing Co., Ltd.		12,634	—	1,431	—	436,168	5,066
LG Display Shanghai Co., Ltd.		209,753	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		1,986	—	1,682	—	626,407	4,716
LG Display Shenzhen Co., Ltd.		166,548	—	—	—	—	—
LG Display Yantai Co., Ltd.		—	—	4,753	—	112,622	186
LG Display (China) Co., Ltd.		80	—	337,379	3,108	—	358
LG Display Singapore Pte. Ltd.		569,579	—	—	—	—	122
L&T Display Technology (Fujian) Limited		116,193	—	—	—	—	118
Nanumnuri Co., Ltd.		52	—	—	—	—	5,713
LG Display Guangzhou Trading Co., Ltd.		294,702	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		5,617	—	10,188	—	765,246	3,783
Suzhou Lehui Display Co., Ltd.		90,658	—	17,214	—	—	3
LG Display High-Tech (China) Co., Ltd.		6,403	—	638	—	643,865	1,755

	~~W~~	6,380,321	—	373,285	3,108	2,584,308	26,159

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	155	—	—	18
AVATEC Co., Ltd.		—	—	137	—	18,220	257
Paju Electric Glass Co., Ltd.		—	—	99,663	—	—	623
YAS Co., Ltd.		—	—	3,057	655	—	2,047
Material Science Co., Ltd.		—	—	54	—	—	—

	~~W~~	—	—	103,066	655	18,220	2,945

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	53,714	—	3,750	52,524	—	28,546
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	46,866	—	—	—	—	58
LG Electronics Vietnam Haiphong Co., Ltd.		109,793	—	—	—	—	153
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	259
LG Electronics Mexicali S.A.DE C.V.		15,619	—	—	—	—	12
LG Electronics RUS, LLC		—	—	—	—	—	19

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	22,185	—	—	—	—	24
LG Innotek Co., Ltd.		691	—	46	—	—	20,999
P.T. LG Electronics Indonesia		37,215	—	—	—	—	48
Others		8,868	—	20	—	—	3,006

	~~W~~	241,237	—	66	—	—	24,578

	~~W~~	6,675,272	—	480,167	56,287	2,602,528	82,228

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	9,387,314	—	—	—	—	17
LG Display Japan Co., Ltd.		1,618,669	—	—	—	—	—
LG Display Germany GmbH		1,599,079	—	—	—	—	4,288
LG Display Taiwan Co., Ltd.		1,566,109	—	—	—	—	733
LG Display Nanjing Co., Ltd.		24,538	—	4,636	—	1,250,813	17,341
LG Display Shanghai Co., Ltd.		550,939	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		10,159	—	5,398	—	1,706,674	16,806
LG Display Shenzhen Co., Ltd.		279,779	—	—	—	—	—
LG Display Yantai Co., Ltd.		148	—	10,064	—	433,184	8,653
LG Display (China) Co., Ltd.		2,498	—	1,499,415	3,108	—	1,532
LG Display Singapore Pte. Ltd.		1,412,811	—	—	—	—	338
L&T Display Technology (Fujian) Limited		295,526	—	—	—	—	277
Nanumnuri Co., Ltd.		156	—	—	—	—	16,159
LG Display Guangzhou Trading Co., Ltd.		1,281,345	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		17,434	—	37,828	—	1,848,950	10,243
Suzhou Lehui Display Co., Ltd.		239,832	—	38,810	—	—	3
LG Display High-Tech (China) Co., Ltd.		38,984	—	1,690	—	1,770,303	4,385

	~~W~~	18,325,320	—	1,597,841	3,108	7,009,924	80,775

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	317	—	—	73
AVATEC Co., Ltd.		—	200	242	—	54,394	733
Paju Electric Glass Co., Ltd.		—	3,668	275,351	—	—	1,969
YAS Co., Ltd.		—	200	6,912	7,442	—	5,298
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	96	—	—	—

	~~W~~	—	4,068	282,928	7,442	54,394	8,073

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	199,065	—	7,882	129,688	—	84,523
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	77,451	—	—	—	—	222
LG Electronics Vietnam Haiphong Co., Ltd.		326,031	—	—	—	—	991
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	639
LG Electronics Mexicali S.A.DE C.V.		28,747	—	—	—	—	64
LG Electronics RUS, LLC		—	—	—	—	—	138

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	67,219	—	—	—	—	119
LG Innotek Co., Ltd.		1,987	—	140	451	—	63,730
P.T. LG Electronics Indonesia		251,924	—	—	—	—	124
Others		27,678	—	44	—	—	9,654

	~~W~~	781,037	—	184	451	—	75,681

	~~W~~	19,305,422	4,068	1,888,835	140,689	7,064,318	249,052

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,304,064	—	—	—	—	—
LG Display Japan Co., Ltd.		523,284	—	—	—	—	—
LG Display Germany GmbH		465,923	—	—	—	—	128
LG Display Taiwan Co., Ltd.		497,471	—	—	—	—	416
LG Display Nanjing Co., Ltd.		2,225	—	2,447	650	408,889	9,025
LG Display Shanghai Co., Ltd.		70,793	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		3,274	—	1,980	—	486,754	8,706
LG Display Shenzhen Co., Ltd.		119,712	—	—	—	—	—
LG Display Yantai Co., Ltd.		39	—	3,405	—	278,512	5,399
LG Display (China) Co., Ltd.		1,743	—	439,613	—	—	653
LG Display Singapore Pte. Ltd.		258,503	—	—	—	—	131
L&T Display Technology (Fujian) Limited		100,342	—	—	—	—	92
Nanumnuri Co., Ltd.		52	—	—	—	—	2,585
Global OLED Technology LLC		—	—	—	—	—	1,408
LG Display Guangzhou Trading Co., Ltd.		417,277	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		4,246	—	12,641	—	485,098	6,821
Suzhou Lehui Display Co., Ltd.		96,522	—	876	—	—	—
LG Display High-Tech (China) Co., Ltd.		12,821	—	499	—	438,128	1,653

	~~W~~	5,878,291	—	461,461	650	2,097,381	37,017

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	3	—	—	13
AVATEC Co., Ltd.		—	—	—	—	21,054	360
Paju Electric Glass Co., Ltd.		—	—	79,426	—	—	495
YAS Co., Ltd.		—	—	1,935	3,157	—	395
Material Science Co., Ltd.		—	—	24	—	—	—

	~~W~~	—	—	81,388	3,157	21,054	1,263

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	208,388	—	2,323	16,238	—	31,290
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	23,364	—	—	—	—	48
LG Electronics Vietnam Haiphong Co., Ltd.		110,146	—	—	—	—	379
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	105
LG Electronics Mexicali S.A.DE C.V.		6,044	—	—	—	—	15
LG Electronics RUS, LLC		—	—	—	—	—	80

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	12,541	—	—	—	—	50
LG Innotek Co., Ltd.		1,164	—	4	—	—	17,776
Qingdao LG Inspur Digital Communication Co., Ltd.		400	—	—	—	—	—
Others		45,799	—	3	—	—	2,946

	~~W~~	199,458	—	7	—	—	21,399

	~~W~~	6,286,137	—	545,179	20,045	2,118,435	90,969

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	7,525,931	—	—	—	—	—
LG Display Japan Co., Ltd.		1,394,688	—	—	—	—	—
LG Display Germany GmbH		1,002,627	—	—	—	—	5,877
LG Display Taiwan Co., Ltd.		1,042,811	—	—	—	—	731
LG Display Nanjing Co., Ltd.		5,851	—	3,740	650	1,038,176	20,888
LG Display Shanghai Co., Ltd.		587,262	—	—	—	—	—
LG Display Poland Sp. z o.o.		8,392	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		12,980	—	7,039	—	1,420,299	22,641
LG Display Shenzhen Co., Ltd.		508,945	—	—	—	—	—
LG Display Yantai Co., Ltd.		145	—	7,240	—	741,379	25,280
LG Display (China) Co., Ltd.		3,541	—	1,101,726	—	—	1,864
LG Display Singapore Pte. Ltd.		827,192	—	—	—	—	369
L&T Display Technology (Fujian) Limited		259,824	—	—	—	—	369
Nanumnuri Co., Ltd.		156	—	—	—	—	14,000
Global OLED Technology LLC		—	—	—	—	—	4,076
LG Display Guangzhou Trading Co., Ltd.		860,819	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		14,221	—	54,374	—	1,226,621	20,246
Suzhou Lehui Display Co., Ltd.		191,373	—	1,023	—	—	—
LG Display High-Tech (China) Co., Ltd.		24,885	—	1,792	—	782,234	4,523

	~~W~~	14,271,643	—	1,176,934	650	5,208,709	120,864

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	33	—	—	32
AVATEC Co., Ltd.		—	200	—	—	54,869	776
Paju Electric Glass Co., Ltd.		—	7,739	217,803	—	—	2,121
YAS Co., Ltd.		—	300	5,263	5,509	—	2,046
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	—	8,239	223,192	5,509	54,869	4,975

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	534,837	—	7,301	49,127	—	97,131
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	40,369	—	—	—	—	113
LG Electronics Vietnam Haiphong Co., Ltd.		236,066	—	—	—	—	825
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	777
LG Electronics Mexicali S.A.DE C.V.		22,081	—	—	—	—	32
LG Electronics RUS, LLC		—	—	—	—	—	235

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2020
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	48,430	—	—	—	—	352
LG Innotek Co., Ltd.		3,925	—	657	—	—	58,494
Qingdao LG Inspur Digital Communication Co., Ltd.		7,065	—	—	—	—	—
Others		94,466	—	10	—	—	8,539

	~~W~~	452,402	—	667	—	—	69,367

	~~W~~	15,258,882	8,239	1,408,094	55,286	5,263,578	292,337

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of September 30, 2021 and December 31, 2020 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020
Subsidiaries
LG Display America, Inc.	~~W~~	1,933,204	1,341,210	15	5
LG Display Japan Co., Ltd.		489,513	344,276	4	12
LG Display Germany GmbH		561,092	287,359	11,906	7
LG Display Taiwan Co., Ltd.		446,122	296,556	130	95
LG Display Nanjing Co., Ltd.		325	2,465	482,651	385,925
LG Display Shanghai Co., Ltd.		454,088	319,033	—	11
LG Display Guangzhou Co., Ltd.		539	1,337	398,545	341,389
LG Display Guangzhou Trading Co., Ltd.		402,321	498,483	—	—
LG Display Shenzhen Co., Ltd.		53,990	27,327	—	—
LG Display Yantai Co., Ltd.		—	—	100,403	140,076
LG Display (China) Co., Ltd.		2,052	1,394	219,296	314,934
LG Display Singapore Pte. Ltd.		215,399	218,280	25	10
L&T Display Technology (Fujian) Limited		83,380	41,971	184,500	149,845
Nanumnuri Co., Ltd.		—	—	4,216	1,773
LG Display Vietnam Haiphong Co., Ltd.		12,906	16,632	1,009,333	605,531
Suzhou Lehui Display Co., Ltd.		61,776	46,760	15,490	16,047
LG Display High-Tech (China) Co., Ltd.		21,157	10,821	535,001	388,053

	~~W~~	4,737,864	3,453,904	2,961,515	2,343,713

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020
Associates
WooRee E&L Co., Ltd.	~~W~~	878	—	161	18
AVATEC Co., Ltd.		—	—	4,144	2,714
Paju Electric Glass Co., Ltd.		—	—	104,361	84,095
YAS Co., Ltd.		—	—	4,421	9,134
Material Science Co., Ltd.		—	—	49	—

	~~W~~	878	—	113,136	95,961

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	57,642	93,749	80,568	75,290

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2021		December 31, 2020	September 30, 2021	December 31, 2020
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	7	80	31,315	25,330
LG Electronics Reynosa S.A. DE C.V.		—	—	—	50
LG Electronics Mexicali S.A.DE C.V.		6,929	3,043	—	5
LG Electronics India Pvt. Ltd.		29,382	3,697	27	—
LG Electronics Vietnam Haiphong Co., Ltd.		59,291	36,417	11	16
LG Electronics RUS, LLC		—	—	3	—
LG Electronics Egypt S.A.E		15,801	13,359	4	—
P.T. LG Electronics Indonesia		33,253	48,677	26	—
Others		5,154	2,302	1,673	1,192

	~~W~~	149,817	107,575	33,059	26,593

	~~W~~	4,946,201	3,655,228	3,188,278	2,541,557

26.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as granting and collecting loans, which occurred in the normal course of business with related parties for the nine-month period ended September 30, 2021 are as follows:

	2021
(In millions of won) Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and nine-month periods ended September 30, 2021 and 2020 and as of September 30, 2021 and December 31, 2020 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2021			For the nine-month period ended September 30, 2021		September 30, 2021
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	155,016	24,958	473,305	74,952	114,335	13,526
LG Uplus Corp.		—	576	—	1,731	—	164
LG Chem Ltd. and its subsidiaries		37	97,438	102	281,251	2,930	66,153
S&I Corp. and its subsidiaries		78	63,847	235	144,907	5,862	65,119
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,434	125,252	2,434	336,424	—	105,479
LG Corp.		—	16,606	—	48,818	6,754	5,891
LG Management Development Institute		—	6,108	—	16,245	3,480	702
LG CNS Co., Ltd. and its subsidiaries		—	28,752	—	91,503	—	21,097
G2R Inc. and its subsidiaries		—	6,504	—	10,563	—	5,253
Robostar Co., Ltd.		—	235	—	666	—	27
LG Household & Health Care		—	—	—	26	—	—

	~~W~~	157,565	370,276	476,076	1,007,086	133,361	283,411

(*1)	LG International Corp. renamed the Company as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed the Company as LX Semicon Co., Ltd. on July 1, 2021.

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2020			For the nine-month period ended September 30, 2020		December 31, 2020
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	101,775	23,138	273,790	67,796	81,353	13,104
LG Uplus Corp.		—	478	—	1,593	—	151
LG Chem Ltd. and its subsidiaries		38	115,580	1,071	342,451	2	81,929
S&I Corp. and its subsidiaries		79	58,544	246	127,579	5,864	56,014
Silicon Works Co., Ltd.		—	174,979	36	372,172	—	74,419
LG Corp.		—	15,705	—	40,122	6,799	1,417
LG Management Development Institute		—	2,078	—	5,662	3,480	351
LG CNS Co., Ltd. and its subsidiaries		—	28,691	—	63,365	251	79,708
G2R Inc. and its subsidiaries		—	11,826	—	21,833	—	8,851
Robostar Co., Ltd.		—	130	—	253	—	814

	~~W~~	101,892	431,149	275,143	1,042,826	97,749	316,758

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2021		2020	2021	2020
Short-term benefits	~~W~~	961	530	2,663	1,629
Expenses related to the defined benefit plan		86	83	289	262

	~~W~~	1,047	613	2,952	1,891

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 15, 2021	By:	/s/ Daniel Lee
(Signature)

	Name:	Daniel Lee
	Title:	Head of IR / Vice President